  Exhibit 99.1

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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

AUGUST 11, 2026

- AND -

MANAGEMENT INFORMATION CIRCULAR

HIGH TIDE INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of common shares (“Common Shares”) of High Tide Inc. (the “Company”) will be held via live webcast at www.AGMCMeeting.com at 10:00 a.m. (Calgary time) on August 11, 2026. The Company is conducting an online-only Shareholders’ meeting. You will not be able to attend the Meeting physically.

The Meeting is being held for the following purposes:

1.       To receive the audited annual financial statements of the Company for the year ended October 31, 2025, together with the report of the auditor thereon;

2.       To reappoint Davidson & Company LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company (the “Board”) to fix the auditor’s remuneration;

3.       To fix the number of directors at five;

4.       To elect directors of the Company for the ensuing year, as more particularly set forth in the accompanying proxy and management information circular for the Meeting (the “Information Circular”);

5.       To ratify, confirm, and approve the amended and restated shareholder rights plan adopted by the Board on June 26, 2026 (the “Amended and Restated Shareholder Rights Plan”);

6.       To transact such other business as may be properly brought before the Meeting or any adjournment(s) or postponement(s) thereof.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy, are set forth in the Information Circular.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is June 29, 2026 (the “Record Date”). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders who choose to attend the Meeting will do so by following the instructions outlined the chart below. You will be able to access the Meeting using an internet connected device such as a laptop, computer, tablet or mobile phone, and the Meeting platform will be supported across browsers and devices that are running the most updates version of the applicable software plugins. Only registered Shareholders (“Registered Shareholders”) and duly appointed proxyholders (including non-registered (beneficial) Shareholders who have appointed themselves as proxyholder) will be entitled to attend, participate and vote at the meeting.

Notice-and-Access

The Company has elected to use for the Meeting the notice-and-access provisions under National Instrument 54- 101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51- 102 - Continuous Disclosure Obligations (“NI 51-102” and together with NI 54-101, the “Notice-and-Access Provisions”) of the Canadian Securities Administrators (the “CSA”). The Notice-and-Access Provisions are a set of rules developed by the CSA that reduce the volume of materials that must be physically mailed to Shareholders by allowing the Company to post its Information Circular and any additional materials online.

The Information Circular and all additional materials have been posted in full on the Company’s website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/current-meetings/hiti2026, under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca, and in the Company’s filings with the United States Securities Exchange Commission at www.sec.gov, instead of printing and mailing out paper copies. All Shareholders of record as of the Record Date, will receive a notice and access notification containing instructions on how to access the Information Circular and all additional materials.

Voting and Attending the Meeting

VOTING	IF YOU HAVE RECEIVED PROXY FORM WITH A 12-DIGIT CONTROL NUMBER FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16-DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
Voting Method	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
Internet	Login to www.AGMCVote.com Using the 12-digit Control Number provided to you complete the form to Submit Proxy		Go to www.AGMCVote.com Enter the 16- digit control number printed on the VIF and follow the instructions on screen
Email	Complete, sign and date the proxy form and email to: voteproxy@agmconnect.com		N/A
Telephone	Call 1-855-839-3715 to register your vote for the Meeting		N/A
Mail	Enter your voting instructions, sign, date and return the form to AGM Connect in the enclosed envelope		Enter your voting instructions, sign, date and return completed VIF in the enclosed postage paid envelope

ATTENDING THE MEETING	IF YOU HAVE RECEIVED PROXY FORM WITH A 12-DIGIT CONTROL NUMBER FROM AGM CONNECT		IF YOU HAVE RECEIVED A PROXY OR VIF WITH A 16- DIGIT CONTROL NUMBER FROM AN INTERMEDIARY
	Registered Shareholders (your securities are held in your name in a physical certificate or DRS statement)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)	Non-Registered Shareholders (your shares are held with a broker, bank, or other intermediary)
PRIOR TO THE MEETING	Nothing needed.	Appoint yourself as proxyholder on your proxy and follow the instructions at www.AGMCMeeting.com	Appoint yourself as proxyholder as instructed herein and on the VIF.
	Nothing needed.	Following the proxy cut-off date, your appointed proxyholder will be provided with an AGM Connect Control Number	AFTER submitting your proxy appointment, you MUST contact AGM Connect to obtain a Control Number at 1-855-839-3715 or voteproxy@agmconnect.com
JOINING THE VIRTUAL MEETING (at least 15 minutes prior to start of the Meeting)	Register and login at www.AGMCMeeting.com Registered Shareholders or validly appointed Proxyholders will need to provide an email address, AGM Connect 12-digit Control Number

Shareholders may request to receive paper copies of the proxy materials in connection with the Meeting, at no cost, by emailing support@agmconnect.com, or by calling 1-855-839-3715, up to the date of the Meeting or any adjournment(s) or postponement(s) thereof, or thereafter by contacting the Company at 1-855-747-6420. Requests may be made up to one year from the date the Meeting materials were filed on SEDAR+. In order to ensure that a paper copy of the Information Circular and additional materials can be delivered to a Shareholder in time for such Shareholder to review the Information Circular and return a form of proxy or voting instruction form prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received as early as possible. Shareholders who would like more information about the Notice-and-Access Provisions should review the “Notice-and-Access” section included in the Information Circular.

Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Calgary time) on August 7, 2026, or two business days preceding the date of any adjournment or postponement of the Meeting. If you are unable to attend the Meeting online, we encourage you to complete the enclosed form of proxy as soon as possible. If a Shareholder received more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadline without notice. Shareholders are reminded to review the Information Circular before voting.

If you are not a Registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or by the other intermediary.

In light of the Company’s unwavering commitment to the health and well- being of its employees, customers, suppliers, partners, Shareholders, communities and other stakeholders, the Company will be conducting the Meeting in a virtual-only format. A virtual-only meeting format is being adopted in order to enfranchise and give all of our Shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing.

DATED at Calgary, Alberta, June 29, 2026.

BY ORDER OF THE BOARD

/s/ “Harkirat (Raj) Grover”

Harkirat (Raj) Grover

President, Chief Executive Officer, and Director

TABLE OF CONTENTS

NOTICE-AND-ACCESS	6
APPOINTMENT AND REVOCATION OF PROXIES	7
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	7
VOTING OF PROXIES	8
RECORD DATE AND QUORUM	8
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	9
PARTICULARS OF MATTERS TO BE ACTED UPON	9
OTHER MATTERS	17
CURRENCY	17
CORPORATE GOVERNANCE DISCLOSURE	17
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	17
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	17
INDICATION OF OFFICERS AND DIRECTORS	17
ADDITIONAL INFORMATION	18
OTHER MATTERS	18
SCHEDULE “A” STATEMENT OF EXECUTIVE COMPENSATION	19
SCHEDULE “B” CORPORATE GOVERNANCE GUIDELINES	29
SCHEDULE “C” - AUDIT COMMITTEE CHARTER	34
SCHEDULE “D” - NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER	40
SCHEDULE “E” - CODE OF ETHICS	43
SCHEDULE “F” - COMPENSATION COMMITTEE CHARTER	48

MANAGEMENT INFORMATION CIRCULAR

as at June 29, 2026

This management information circular (this “Information Circular”) is furnished in connection with the solicitation of proxies by the management of High Tide Inc. (the “Company”) for use at the annual general and special meeting (the “Meeting”) of its shareholders (the “Shareholders”) to be held virtually at 10:00 a.m. (Calgary time) on August 11, 2026 for the purposes set forth in the accompanying notice of the Meeting (the “Notice of Meeting”).

Information contained herein is given as of June 29, 2026, the effective date of this Information Circular (the “Effective Date”), unless otherwise stated. Shareholders can attend the Meeting by visiting www.AGMCMeeting.com. You will not be able to attend the Meeting physically. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure internet connectivity for the duration of the Meeting. We recommend that you log-in at least fifteen minutes before the Meeting starts. If you encounter any difficulties accessing the virtual Meeting during the log-in or Meeting time, please call the technical support number that will be posted on the Meeting log-in page.

In this Information Circular, (i) references to “the Company”, “we” and “our” refer to High Tide Inc., (ii) “Common Shares” means the common shares without par value in the capital of the Company, (iii) “Beneficial Shareholders” means Shareholders who do not hold Common Shares in their own name, (iv) “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders, and (v) “Management” refers to the management of the Company.

Management will use the Notice-and-Access Provisions (as defined below) to conduct the solicitation of proxies in connection with this Information Circular. Proxies may also be solicited by telephone or email by directors, officers, or employees of the Company, or by agents engaged by the Company. Brokers, nominees, or other persons holding Common Shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such Common Shares. The costs of soliciting proxies will be borne by the Company.

NOTICE-AND-ACCESS

The Company has elected to deliver the materials in respect of the Meeting pursuant to the notice-and-access provisions (“Notice-and-Access Provisions”) concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of Beneficial Shareholders. The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to Shareholders by allowing issuers to deliver meeting materials to Shareholders electronically by providing Shareholders with access to these materials online.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting this Information Circular (and if applicable, other materials) electronically on a website that is not System for Electronic Document Analysis and Retrieval (“SEDAR+”), the Company must send a notice to Shareholders, including Beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those materials from the Company.

In accordance with the Notice-and-Access Provisions, a notice and a form of proxy or voting instruction form (“VIF”) has been sent to all Shareholders informing them that this Information Circular, the Notice of Meeting, annual audited consolidated financial statements of the Company for the year ended October 31, 2025 (the “Financial Statements”) and management’s discussion and analysis of the Company’s results of operations and financial condition for the year ended October 31, 2025 (the “MD&A”) are available online and explaining how these materials may be accessed, in addition to outlining relevant dates and matters to be discussed at the Meeting. This Information Circular, the Notice of Meeting, Financial Statements and MD&A have been posted in full on the Company’s website at

www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/current-meetings/hiti2026 , under the Company’s SEDAR+ profile at www.sedarplus.ca, and in the Company’s filings with the United States Securities Exchange Commission (the “SEC”) at www.sec.gov/edgar.

Any Shareholder who wishes to receive a paper copy of the proxy material in connection with the Meeting must contact AGM Connect toll-free at 1-855-839-3715 and provide your Control Number, or you may electronically submit a request by emailing support@agmconnect.com up to the date of the Meeting or any adjournment(s) or postponement(s) thereof, or thereafter by contacting the AGM Connect at 1-855-839-3715. In order to ensure that paper copies of the materials can be delivered to a requesting Shareholder in time for such Shareholder to review materials and return a form of proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received as early as possible.

Shareholders who would like more information about the Notice-and-Access Provisions may contact the transfer agent, Olympia Trust Company at CSSnoticeandaccess@olympiatrust.com up to and including the date of the Meeting, including any adjournment(s) thereof.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders will receive a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of the Company. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

Shareholders must provide AGM Connect with their appointee’s exact name and a valid email to access the Meeting. Appointees can only be validated at the Meeting using the unique Control Number provided to them by AGM Connect after their appointment has been received by the Shareholder. If Shareholder does not provide a valid email address, the appointee will not be able to access the Meeting.

A form of proxy will not be valid for the Meeting or any adjournment(s) or postponement(s) thereof unless it is signed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be dated, completed, signed and deposited with AGM Connect: (i) by mail using the enclosed return envelope addressed to AGM Connect, 372 Bay Street, Suite 1800, Toronto ON, M5H 2W9, (ii) by telephone at 1-855-839-3715 and follow the instructions provided (you will need to provide your unique Control Number), or (iii) via internet by following the instructions at www.AGMCVote.com. If you vote through the internet, you may also appoint another person to be your proxyholder. Please login to www.AGMCVote.com and complete the form on the voting page. You will require your unique Control Number (found on your Voter Information Sheet) and a valid email of choice. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Calgary time) on August 7, 2026, or two business days preceding the date of any adjournment(s) or postponement(s) of the Meeting.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the registered office of the Company at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used or with the chair of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders who hold Common Shares through brokers and their nominees, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder’s name. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of the broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name Cede & Co. (the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents) on behalf of a broker’s client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Each Beneficial Shareholder should therefore ensure that the voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to the Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The Beneficial Shareholder is requested to complete and return the VIF to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call 1-855-839-3715 or email: voteproxy@agmconnect.com to vote the Common Shares held by the Beneficial Shareholder.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are called Non-Objecting Beneficial Owners (“NOBOs”). Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are called Objecting Beneficial Owners (“OBOs”). In accordance with the requirements of NI 54-101, the Company has elected to send the Notice of Meeting and this Information Circular (collectively, the “Meeting Materials”) directly to NOBOs.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to the NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO can instruct the voting of the Common Shares owned by the NOBO. VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions of the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Shareholder’s behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder, or Beneficial Shareholder’s nominee, the right to attend and vote at the Meeting.

A Beneficial Shareholder who receives a VIF cannot use the form to vote Common Shares directly at the Meeting. The VIF must be returned to the intermediary (or instructions respecting the voting Common Shares must otherwise be communicated to the intermediary) well in advance of the Meeting in order to have the Common Shares voted. Although a Beneficial Shareholder may not be recognized at the Meeting for the purposed of voting Common Shares registered in the name of the broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered holder, should contact AGM Connect by emailing: support@agmconnect.com well in advance of the Meeting to determine the step necessary to permit them to indirectly vote their Common Shares as a proxyholder.

All references to Shareholders in this Information Circular and the accompanying VIF or proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

RECORD DATE AND QUORUM

The board of directors of the Company (the “Board”) has fixed the record date for the Meeting at the close of business on June 29, 2026 (the “Record Date”). The Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as at the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders entitled to vote at the meeting who hold, in the aggregate, at least five percent of the votes attached to the outstanding Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The voting securities of the Company consists of Common Shares. The Company is authorized to issue an unlimited number of Common Shares. As of the Effective Date, 87,870,176 Common Shares were issued and outstanding, with each such share carrying the right to one vote at the Meeting.

Other than as disclosed below, as at the Effective Date, to the knowledge of the Company, and based on the Company’s review of the records maintained by Olympia Trust Company, electronic filings with SEDAR+, the SEC, and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), no person or company beneficially owns, or controls or directs, directly or indirectly, ten percent or more of any class of voting securities of the Company, on a non-diluted basis.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Harkirat (Raj) Grover	6,949,453(1)	7.91%

Note:

1.       Includes 4,354,253 Common Shares directly owned by Mr. Grover, as well as the following Common Shares, beneficially owned by Mr. Grover: (i) 274,657 Common Shares held by Grover Family Trust, a non-arm’s length entity to Mr. Grover, (ii) 750,887 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 7,099 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 1,504,294 Common Shares held by Ms. Grover.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The directors and officers of the Company have an interest in the resolutions concerning the election of directors. Otherwise, no director or senior officer of the Company or any associate or affiliate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of Common Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Common Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.       Financial Statements

The Financial Statements and the report of the auditor thereon will be received at the Meeting. No vote will be taken on the Financial Statements. The Financial Statements and the report of the auditor have been provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular and who requested a copy of the Financial Statements and the report of the auditor thereon. The Financial Statements are also available on the Company’s website at www.hightideinc.com/invest, through AGM Connect at //www.connect.com/current-meetings/hiti2026, under the Company’s SEDAR+ profile at www.sedarplus.ca , and in the Company’s filings with the SEC at www.sec.gov/edgar.

2.       Reappointment of Auditor

Davidson & Company LLP (“Davidson”) has acted as the Company’s auditor since April 17, 2025. The directors propose to nominate Davidson & Company LLP as the auditor of the Company, to hold office until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the audit committee of the Company (the “Audit Committee”). Approval of the appointment of the auditor will require a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting.

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of reappointing Davidson as auditor of the Company until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the Audit Committee.

3.       Fixing the Number of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his or her successor is duly elected or appointed. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five.

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of fixing of the size of the Board at five.

4.       Election of Directors

At the Meeting, a board of five directors will be proposed to be elected for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed, unless his or her office is earlier vacated (the “Proposed Board”). Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table sets forth certain information regarding the Proposed Board, their respective positions with the Company, principal occupations or employment during the last five years, the dates on which they became directors of the Company and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Effective Date:

Notes:

1.	Information furnished by the respective director nominees.
2.	Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly as of the Effective Date. Information regarding voting securities held does not include voting securities issuable upon the exercise of Options, warrants or other convertible securities of the Company. Information in the table above is derived from the Company’s review of insider reports filed with SEDI and from information furnished by the respective director nominees.
3.	Includes 4,354,253 Common Shares directly owned by Mr. Grover, as well as the following Common Shares, beneficially owned by Mr. Grover: (i) 274,657 Common Shares held by Grover Family Trust, a non-arm’s length entity to Mr. Grover, (ii) 750,887 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 7,099 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 1,504,294 Common Shares held by Ms. Grover.

Corporate Cease Trade Orders or Bankruptcies

No member of the Proposed Board is, or has been, within the past ten years before the Effective Date, a director or executive officer of any company that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than thirty consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than thirty consecutive days.

No member of the Proposed Board is, or has been, within the past ten years before the Effective Date, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

Personal Bankruptcies

No member of the Proposed Board has, within the ten years before the Effective Date, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets.

Penalties or Sanctions

No member of the Proposed Board has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the members of the Proposed Board specified above as directors of the Company, to serve for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed. If, prior to the Meeting, any vacancies occur in the proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by Management and FOR each of the remaining proposed nominees.

5.        Amended and Restated Shareholder Rights Plan

On April 10, 2025, the Board adopted a shareholder rights plan (the “Shareholder Rights Plan”) and authorized the Company to enter into a shareholder rights plan agreement (the “Shareholder Rights Plan Agreement”) with Olympia Trust Company, as rights agent. The Shareholder Rights Plan Agreement was ratified, confirmed and approved by shareholders on May 29, 2025. At the Meeting, shareholders will be asked to approve an ordinary resolution confirming and approving the amendment and restatement of the Shareholder Rights Plan (the “Amended and Restated Rights Plan”). A summary of the principal terms and proposed amendments are provided below. The full text of the Amended and Restated Rights Plan is available on the Company’s profile at www.sedarplus.ca.

Proposed Amendments

The Amended and Restated Rights Plan contains substantially the same terms and conditions as the current version of the Shareholder Rights Plan. The key amendments pursuant to the Amended and Restated Rights Plan include: (i) expanding the definition of “Acquiring Person” to include (a) cannabis retail operator licence holders in Ontario who, together with their affiliates, would cause or would reasonably be expected to cause the Company to be non-compliant with Section 2 of General, O. Reg. 468/18 made under the Cannabis Licence Act, 2018 (Ontario), and (b) cannabis retail store licence holders in British Columbia who would cause or would reasonably be expected to cause the Company to be non-compliant with requirements applicable to a cannabis retail store licence relating to holding or having control or influence over more than the prescribed number of licences, or the requirements set out in Sections 6 and 7 of Cannabis Licensing Regulation, BC Reg. 202/2018; and (ii) other amendments of an administrative nature, including correcting statutory references and updating defined terms.

Overview of the Amended and Restated Rights Plan

The approval and confirmation of the Amended and Restated Rights Plan is not being recommended in response to or in contemplation of any known take-over bid or other similar transaction. Neither management nor the Board is aware of any pending, threatened or proposed acquisition or take-over bid of the Company. The adoption of the Amended and Restated Rights Plan does not change the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. Further, the Amended and Restated Rights Plan is not intended as a means to prevent a take-over of the Company, to secure the continuance of management or the Board in their respective offices, or to deter fair offers for the shares. In the event of a take-over bid or similar transaction, the Board will continue to have the right and responsibility to take such action and to make such recommendations to shareholders as are considered necessary or appropriate. The Amended and Restated Rights Plan applies to the shares, securities that are convertible into shares, as well as any other shares with voting rights that may be issued by the Company. Currently, the common shares are the only class of shares issued and outstanding. Should the Company issue a new class of voting shares in the future, the Amended and Restated Rights Plan would apply to those voting shares in the same manner described below. The Company does not have any present intention of issuing any other class of voting shares.

Summary of the Amended and Restated Rights Plan

The Amended and Restated Rights Plan provides a mechanism whereby a take-over bid must remain open for at least 105 days (unless shortened by the Company in accordance with applicable securities legislation) and must remain open for a further 10 days after the acquiring person publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the shares outstanding held by independent shareholders. The Company has issued rights (“Rights”) as of April 10, 2025 (the “Effective Date”) to all shareholders pursuant to the terms of the Shareholder Rights Plan. One Right was issued for each outstanding common share or other security which entitles the holder to vote generally in the election of directors (“Voting Share”) that was outstanding on April 10, 2025 and one Right has been and shall be issued for each Voting Share issued after April 10, 2025 and prior to the earlier of the separation time (as described below) and the termination of the Amended and Restated Rights Plan. The Rights will automatically trade with and be transferred with their underlying shares unless and until an event occurs that causes a separation, which would include a flip-in event (as described below) or the announcement of an intention to commence a take-over bid (other than Permitted Bid (as described below)). The Rights are not exercisable unless and until there is such a separation. The issuance of the Rights does not change the manner in which shareholders currently trade their shares.

A flip-in event would occur if a person were to become an acquiring person, for example, if a person acquires beneficial ownership of at least 20% of the shares other than pursuant to certain exceptions such as a Permitted Bid or an exempt acquisition. If the person acquires shares under a Permitted Bid or exempt acquisition or one of the other specified exceptions, they are not considered to be an acquiring person and no flip-in event occurs. If a person does become an acquiring person, each Right then entitles each holder (other than the acquiring person) to purchase shares at a 50% discount. Each holder of a Right may then purchase that number of shares having a fair market value at the relevant time equal to twice the exercise price for an amount equal to the exercise price, in effect permitting shares to be acquired at a 50% discount to the market price at the time of exercise.

The acquiring person is not permitted to exercise any Rights. The Amended and Restated Rights Plan provides that the acquiring person’s Rights become null and void when the flip-in event occurs. The Amended and Restated Rights Plan also provides that the Board may either waive the Amended and Restated Rights Plan or redeem the Rights at a minimal price in certain circumstances. The Amended and Restated Rights Plan thereby encourages unsolicited bidders to either make a Permitted Bid or to approach the Board with their offer and attempt to convince the Board to either waive the flip-in event or to redeem the Rights. If the offer is coercive or inadequate, the Board can choose not to cooperate with the bidder and not to agree to waive the Amended and Restated Rights Plan or redeem the Rights.

Key Characteristics

The key characteristics of the Amended and Restated Rights Plan are described in more detail below:

Creation and Issuance of Rights. Pursuant to the Amended and Restated Rights Plan, the Company issued one Right for each Voting Share outstanding on April 10, 2025 and has issued and will continue to issue one Right for each additional Voting Share issued after April 10, 2025 but prior to the separation time or the expiry of the Rights. Certificates issued for shares after April 10, 2025 (but prior to the close of business at the separation time or the expiry of the Rights) will include a legend evidencing the Rights. Notwithstanding the foregoing, certificates representing Voting Shares that were issued prior to approval of the Shareholder Rights Plan do not require a legend to evidence the Rights.

Term of Amended and Restated Rights Plan. The Amended and Restated Rights Plan must be approved at the Meeting in order for the amendments to become effective. In addition, the Amended and Restated Rights Plan must be reconfirmed by shareholders every three years to remain in effect. It may also be terminated earlier by the Board in certain circumstances.

Separation Time. The Rights can become separated or unstapled from the shares to which they are attached and then trade separately from the shares. This separation time will generally only occur on the close of business on the 10th trading day after the earlier of:

(a) the first date of public disclosure of facts indicating that a person has become an acquiring person (i.e. that there has been a flip- in event); (b) the date of commencement or first public announcement of a non-permitted take-over bid; or (c) the date on which a Permitted Bid ceases to qualify as a Permitted Bid. Unless and until the separation time occurs, the Rights will continue to be attached to and trade with the shares.

Flip-in Event. When a person becomes an acquiring person, all Rights holders, other than the acquiring person, are entitled to purchase shares at a 50% discount to market price at the time of exercise. Acquiring Person.

Acquiring Person. An acquiring person is a person that becomes the beneficial owner of 20% or more of the outstanding shares, or a licensed producer or a cannabis retail operator in Ontario or a federal licence holder or cannabis retail operator licence holder in British Columbia whose Beneficial Ownership of Voting Shares would cause or would reasonably be expected to cause the Company to be non-compliant with applicable cannabis licensing regulations. The foregoing is subject to the following exemptions: a voting share reduction (generally, a repurchase or redemption of shares by the Company which has the effect of increasing the person’s or company’s percentage ownership of the Company); a permitted bid acquisition (an acquisition of shares made pursuant to a Permitted Bid or Competing Permitted Bid); an exempt acquisition (an acquisition in respect of which the Board has waived the application of the Amended and Restated Rights Plan or an acquisition made pursuant to a Shareholder-approved transaction such as an amalgamation or arrangement or an acquisition made as an intermediate step in a larger transaction where the acquiring party has then distributed the shares out to its security holders); or a pro rata acquisition (generally, the acquisition of shares pursuant to a rights offering, public offering or private placement to the extent necessary to prevent dilution of the person’s or company’s shareholding).

Beneficial Ownership, Exemptions for Portfolio Managers and Others, and Permitted Lock-up Agreements. In determining whether a person has become an acquiring person, all shares over which the person has beneficial ownership must be included. A person is deemed to beneficially own any shares which are owned by its associates or affiliates or by persons or companies “acting jointly or in concert” with such person for the purpose of acquiring shares and any shares which it has the right to become the owner of within 60 days. Specific exclusions clarify that portfolio managers, fund managers, trust companies, crown agents engaged in the management of investment funds and pension plan and registered plan administrators are not caught simply because they may have the right to vote shares managed by them for others.

A person may also be considered to be the beneficial owner of shares that are subject to a lock-up agreement. A lock- up agreement is an agreement under which a Shareholder (a “Locked-Up Shareholder”) agrees to deposit or tender its shares to a particular bid (the “Lock-Up Bid”). The person who makes the Lock-Up Bid will be deemed to be the beneficial owner of the shares of the Locked-Up Shareholder unless the agreement it enters into with the Locked-Up Shareholder is a “permitted lock-up agreement”. In order for a lock-up agreement to constitute a “permitted lock-up agreement”, certain conditions must be met (a “Permitted Lock- Up Agreement”).

A Permitted Lock-Up Agreement is one which permits the Locked-up Shareholder to withdraw its shares from the lock-up to tender to another take-over bid or support another transaction that will provide greater value to the Locked- Up Shareholder than the Lock- Up Bid, subject to certain exceptions. If the Lock-Up Bid is for less than 100% of the shares, a Permitted Lock-Up Agreement must also permit the Locked-Up Shareholder to withdraw its shares from the lock-up to tender to another take-over bid or support another transaction offering to acquire a greater number of shares for at least the same consideration per Share, again subject to certain exceptions. A Permitted Lock-Up Agreement is not allowed to require a Locked-Up Shareholder to pay excessive fees, penalties, expense reimbursement or other amounts if it fails to deposit or tender its shares to the Lock-Up Bid or withdraws shares previously tendered in order to deposit such shares to another take-over bid or support another transaction.

Permitted Bid and Competing Permitted Bid. An offeror can avoid causing a flip-in event by making a bid that meets all of the requirements of the Amended and Restated Rights Plan (a “Permitted Bid”). A Permitted Bid must: (i) be made by way of a take-over bid circular; (ii) be made to all shareholders of record, other than the offeror; (iii) be open for acceptance for at least 105 days (or such shorter period as permitted by securities legislation); (iv) require a minimum deposit of more than 50% of the shares held by independent shareholders (i.e., generally, shareholders who are not, or are not related to, the acquiring person); (v) unless the take- over bid is withdrawn, allow the shares to be deposited up to the close of business on the first date on which the deposited shares are taken up or paid for; (vi) allow the shares deposited pursuant to the take-over bid to be withdrawn until they are taken up and paid for; and (vii) if the required minimum amount of shares are deposited, require the offeror to make a public announcement of that fact and leave the take-over bid open for deposits of shares for an additional 10 days after the announcement.

The Amended and Restated Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, termination or withdrawal and that satisfies all the requirements of a Permitted Bid as described above, except that no shares can be taken up or paid for prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits.

Redemption Rights and Waiver. An offeror can also avoid causing a flip-in event by negotiating with the Board and convincing them to allow a take-over bid that is not a Permitted Bid but is made fairly to all holders of shares. In such circumstances, the Board can waive the flip-in event and deem the take-over bid to be an exempt acquisition such that the reduced exercise price does not come into effect. Any such waiver in respect of a particular take-over bid will also constitute a waiver of any other take-over bid made to all holders of shares during the period when the first take-over bid is outstanding. The Board can also waive the flip-in event in certain other circumstances; for example, if a person has inadvertently become an acquiring person and within a specified period of time reduces its shareholdings.

Further, the Amended and Restated Rights Plan permits the Board to redeem (buy back and cancel) the Rights for a nominal price ($0.00001 per Right) in certain circumstances. The redemption right must generally be made for all and not less than all the Rights and must be made prior to the occurrence of a flip-in event.

Exercise Price. The exercise price is three times the current market value of the shares from time to time. Before a flip-in event, a Rights holder would receive one Share upon the exercise of a Right, the effect of which is to render the Rights of little or no value at the time of issue. After a flip-in event, all Rights holders, other than the acquiring person, would be entitled to purchase shares at a 50% discount to the market value. The Exercise Price and the number of Rights are subject to adjustment from time to time upon the occurrence of certain events, including a subdivision or consolidation of the shares, the declaration of a dividend payable through the issuance of certain securities or the issuance of certain securities in exchange for or in lieu of shares.

Trading of Rights. Until the separation time, the Rights will be evidenced by the outstanding certificates for shares and the Rights may be transferred with, and only with, the shares. Unless and until the separation time occurs (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing shares will also constitute the transfer of the Rights associated with the shares represented by the certificate. If the separation time occurs, the Company will either mail separate certificates evidencing the Rights or otherwise register the Rights in an uncertificated “book entry form”, but in either case will maintain a separate register for the holders of Rights.

Deemed Redemption. The Amended and Restated Rights Plan provides that, in the event a person acquires shares pursuant to a Permitted Bid or an exempt acquisition, the Rights are no longer valid and are deemed to have been redeemed by the Board.

Rationale for Adopting the Amended and Restated Rights Plan

In asking shareholders to approve the Amended and Restated Rights Plan, the Board considered the legislative framework in Canada governing take-over bids and cannabis regulation.

Under provincial securities legislation, a take-over bid generally means an offer to acquire voting securities of a person or persons, where the securities subject to the offer to acquire, together with securities already owned by the bidder and certain related parties, constitute 20% or more of the outstanding securities. The Amended and Restated Rights Plan is designed to address certain concerns raised by the existing legislative framework by creating mechanisms to assist in maximizing shareholder value in the face of a take-over bid and encouraging fair and equal treatment of all shareholders.

Notwithstanding amendments that were made to the legislative framework for take-over bids in 2016, there are still concerns related to the potential for unequal treatment of shareholders due to the possibility that control of the Company could be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of shares at a premium to market price, which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Amended and Restated Rights Plan is intended to mitigate the potential for such “creeping” take-over bids. It does so by encouraging a potential bidder to proceed either by way of a Permitted Bid (as defined in the Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

In addition, the Amended and Restated Rights Plan is designed to address risks specific to the Company's operations in the cannabis industry. The Company holds cannabis retail licences in multiple Canadian provinces, including Ontario and British Columbia, which are subject to regulatory requirements that restrict the degree of ownership, control or influence that certain cannabis licence holders may have over other licensees. If a person who holds cannabis licences in Ontario or British Columbia were to acquire a significant ownership interest in the Company, such acquisition could cause or would reasonably be expected to cause the Company to become non-compliant with applicable cannabis licensing regulations. Non-compliance with these requirements could jeopardize the Company's existing cannabis licences and, by extension, its ability to carry on its business operations. The amendments to the definition of "Acquiring Person" in the Amended and Restated Rights Plan are intended to mitigate this risk by ensuring that such acquisitions are captured by the plan's protective mechanisms, thereby safeguarding the Company's cannabis licences, its ongoing compliance with applicable cannabis laws and the interests of its shareholders.

Conditional Approval of the TSX Venture Exchange

The Company has applied for conditional approval of the TSX Venture Exchange in respect of the Amended and Restated Rights Plan and anticipates receiving such approval prior to the Meeting. Such approval, if received, will be conditional on the approval of the Amended and Restated Rights Plan by shareholders at the Meeting. In the event that the TSX Venture Exchange conditional approval is not received prior to the Meeting, or the Amended and Restated Rights Plan is not approved by shareholders at the Meeting, the amendments will not become effective. The Company will provide a further update, by way of press release or notice to shareholders, if conditional approval is received prior to the Meeting.

The Board has determined that the Amended and Restated Rights Plan is in the best interests of the Company and the shareholders and unanimously recommends that shareholders vote in favour of the Amended and Restated Rights Plan Resolution. Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote FOR the Amended and Restated Rights Plan Resolution.

OTHER MATTERS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

CURRENCY

In this Information Circular, unless otherwise indicated, all references to “$” refer to Canadian dollars.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s statement of corporate governance practices is set out in Schedule “B” to this Information Circular. Governance of the Company is governed by the nominating and corporate governance committee of the Company (the “Nominating and Corporate Governance Committee”), a copy of the Nominating and Corporate Governance Committee Charter is attached as Schedule “D” to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors of the Company, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other Management are indebted to the Company as of the Effective Date or were indebted to the Company at any time during the fiscal year ended October 31, 2025.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Company’s fiscal year ended October 31, 2025, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its subsidiaries.

INDICATION OF OFFICERS AND DIRECTORS

All of the directors and executive officers of the Company have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca, and in the Company’s filings with the SEC at www.sec.gov/edgar.

Financial information is provided in the Company’s comparative financial statements and MD&A for the fiscal year ended October 31, 2025, which is filed on SEDAR+ at www.sedarplus.ca, and with the SEC at www.sec.gov/edgar. Shareholders may contact the Company at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, Attention: Chief Executive Officer, to request copies without charge of the Financial Statements and MD&A.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board.

DATED at Calgary, Alberta, June 29, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Harkirat (Raj) Grover”

Harkirat (Raj) Grover

President, Chief Executive Officer and Director

SCHEDULE “A” STATEMENT OF EXECUTIVE COMPENSATION

(FOR THE YEAR ENDED OCTOBER 31, 2025)

1.       Compensation Discussion and Analysis Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about High Tide Inc.’s (the “Corporation”) philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to: (i) the Chief Executive Officer of the Corporation (the “CEO”), (ii) the Chief Financial Officer of the Corporation (the “CFO”), (iii) each of the three most highly compensated executive officers of the Corporation, if any, whose individual total compensation was more than $150,000 for the year ended October 31, 2025 (the “Previous Fiscal Year”), (iv) each individual who satisfies the criteria under paragraph (iii) but for the fact the individual was not an executive officer of the Corporation, nor acting in a similar capacity, at as October 31, 2025 (collectively, the “Named Executive Officers”) and (v) the directors of the Corporation. During the Previous Fiscal Year, the Named Executive Officers of the Corporation were Harkirat (Raj) Grover, Mayank Mahajan, Andy Palalas, Aman Sood, and Omar Khan. The description of the Corporation’s compensation philosophy and objectives and the elements of such compensation for the Previous Fiscal Year is set forth below:

2.       Compensation Governance

The compensation practices of the Corporation are based upon the recommendations of the Compensation Committee of the Board, which formally approves those recommendations as appropriate.

The Compensation Committee of the Corporation comprises of Ms. Andrea Elliott (Chair), Mr. Christian Sinclair and Mr. Arthur Kwan, each of whom is considered to be independent. Each of the Compensation Committee members have familiarity with compensation practices across publicly listed companies owing to their experience as investors in the retail and Cannabis sectors.

Further details as to the professional experience of the members of the Compensation Committee is contained in the section “Election of Directors.”

The Compensation Committee is responsible for recommending the levels of and nature of compensation paid to the directors and officers of the Corporation, as well as the management working in its subsidiaries. It meets throughout the year as required and on an ad hoc basis. Typically, it makes recommendations to the Board on an annual basis as regards levels of compensation and any changes in practices. To the degree it believes is appropriate, the Compensation Committee seeks advice from independent practitioners with expertise in the field of compensation matters.

In the third quarter of the Previous Financial Year, the Compensation Committee retained Global Governance Advisors Inc. (“GGA”) an independent compensation and governance advisory firm, with substantial experience working in the Cannabis sector. GGA’s mandate for the Compensation Committee was to review the Change of Control provisions for the NEOs.

The Compensation Committee led a review of Change of Control provisions amongst a peer group it considered relevant in terms of size and industry for Change of control provisions which resulted in revisions to change of control provision for NEO’s. In addition, the Compensation Committee considered the compensation results published in multiple compensation survey sources related to the cannabis sector when determining compensation for this Fiscal Year.

3.       Compensation Philosophy and Objectives

The philosophy of the Corporation in determining compensation is that the compensation should (i) reflect the Corporation’s current state of maturity, (ii) reflect the Corporation’s performance, (iii) reflect the individual performance, (iv) align the interests of executives with those of the Shareholders, (v) assist the Corporation in retaining key individuals, and (vi) reflect the Corporation’s overall financial status.

The executive compensation program adopted by the Corporation and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the success of the Corporation. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

4.       Elements of Compensation

The executive compensation program during the Previous Fiscal Year consisted of three principal components: base compensation, discretionary cash bonuses and long-term compensation in the form of compensation securities consisting of stock options (“Options”) and restricted share units (“RSUs”) issued pursuant to the Corporation’s 20% fixed equity incentive plan (the “Omnibus Plan”). For the Previous Fiscal Year, all executive compensation was determined and administered by the board of directors of the Corporation (the “Board”) based on recommendations by the compensation committee of the Corporation (the “Compensation Committee”).

Information with respect to the Compensation Committee and its policies and practices for the compensation of the directors and executive officers of the Corporation can be found in Schedule “F” to the Corporation’s management information circular dated April 17, 2025 prepared in connection with the annual and special meeting of shareholders of the Corporation (“Shareholders”) which took place on May 29, 2025.

Compensation Peer Group

To ensure market competitiveness, the Compensation Committee considers comparable compensation data from Canadian cannabis and consumer packaged goods companies that are generally of similar size and scope and that may represent the market in which the Corporation competes for executive talent. The composition of the external compensation peer group is reviewed periodically by the Compensation Committee for its ongoing business relevance to the Corporation. The publicly available compensation data from the external compensation peer group was used as a main factor in the review and consideration of compensation levels and the composition of compensation for the Corporation’s executive officers and directors.

The factors assessed by the Compensation Committee in determining the external compensation peer group included operational and geographical focus, exchanges where issuers’ securities are listed, market capitalization, total revenue, total assets, annual cash flows, and annual levels of capital expenditures.

The following table reflects the composition of the Corporation’s external compensation peer group for the Previous Fiscal Year:

External Compensation Peer Group
Andrew Peller Ltd.	Organigram Holdings Inc.
Canopy Growth Corp.	Planet 13 Holdings Inc.
CareRx Corp.	Sundial Inc
Charlotte’s Web Holdings Inc.	Terrascend Corp
Container Store Group Inc.	Tilray Brands Inc
Corby Spirit and Wine Ltd.	Trulieve Cannabis Corp
Cresco Labs Inc.	Turning Points Brands Inc
Lanthus Capital Holdings Inc.	Village Farms International Inc.

At the time of selecting the peer group, High Tide’s size was positioned at the 44th, 55th, and 47th percentile on a market cap, revenue, and EBITDA basis, respectively.

Base Compensation

Base compensation for the Named Executive Officers is set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, market conditions, as well as to the current and future financial condition of the Corporation. It is designed to provide income certainty and to attract and retain executives. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. Management and the Board have generally considered publicly available information regarding the compensation levels of executives of similarly sized companies within the industry in setting compensation. To ensure that the Named Executive Officers’ compensation is strongly competitive within the industry, the base compensation will, from time to time, be reviewed by independent external advisors and correlated with operational results.

Named Executive Officers and directors are not permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Discretionary Annual Performance Cash Bonus

The executive compensation program for the Named Executive Officers includes eligibility for discretionary incentive cash bonuses. The bonus criteria are set at the beginning of the performance period by the Board at their discretion. Bonuses may be awarded based on the attainment of corporate objectives and the executive’s performance and contribution, at the final discretion of the Board. Objectives may include strategic, financial, and operational performance goals, as well as personal performance objectives, including implementation of new strategic initiatives, the development of innovations, organizational development and other factors. The resulting bonus entitlements, if any, will therefore vary between Named Executive Officers.

Discretionary Annual Performance Cash Bonus Plan Changes for Financial Year October 31, 2025

The Compensation Committee, in collaboration with Global Governance Advisors (GGA), developed a corporate balanced scorecard to determine bonus awards for the financial year ending October 31, 2025. Together, the Compensation Committee and GGA have established defined performance categories, criteria, and weightings, utilizing a formula-based performance bonus structure of the balanced score card tied to specific corporate objectives for the full financial year.

Omnibus Plan

On April 19, 2022, the Board approved the Omnibus Plan, which was effective June 2, 2022, upon the Corporation receiving disinterested Shareholder approval (the “Effective Date”), pursuant to which the Corporation is able to issue share-based and cash- based long-term incentives to eligible participants. The Omnibus Plan replaced the former option plan and RSU plan of the Corporation (together, the “Predecessor Plans”). A copy of the Omnibus Plan is available under the Corporation’s SEDAR+ profile at www.sedarplus.ca.

All directors, officers, employees, management company employees and consultants of the Corporation or its affiliates (“Participants”) are eligible to receive Awards (as defined below) under the Omnibus Plan, subject to the terms of the Omnibus Plan. Awards include Options, stock appreciation rights, restricted share awards, RSUs, performance shares, performance units, cash-based awards and other share-based awards (collectively, the “Awards”), under the Omnibus Plan.

To provide a long-term component to the executive compensation program, the Corporation adopted the Omnibus Plan. During the year ended October 31, 2025, the Corporation granted an aggregate total of 708,164 Awards to Named Executive Officers and directors, comprised of 0 Options and 708,164 RSUs. The maximization of Shareholder value is encouraged by granting Awards. Recommendations for Awards have historically considered factors such as Awards made in previous years, the number of Awards outstanding per individual and the individual’s level of responsibility.

Risk Analysis

The Board and Compensation Committee considered risks associated with executive compensation and do not believe that the Corporation’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary, Named Executive Officers are compensated through the granting of Awards, which are compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon Shareholder return over Award vesting periods which reduces the incentive for executives to take inappropriate or excessive risks as their long- term compensation is at risk.

5.       Performance Graph

The following graph compares the total cumulative return to a Shareholder who invested $100 in common shares of the Corporation (“Common Shares”) on December 17, 2018, with the cumulative total returns of the S&P/TSX Composite Index and Horizons Marijuana Life Sciences Index ETF as at the October 31 year end date of the Corporation for each year following December 17, 2018:

Notes:

1.	As at December 18, 2018, the Corporation was trading on Canadian Securities Exchange under the symbol “HITI”.
2.	Effective market opening on November 19, 2020, the Common Shares commenced trading on the TSX Venture Exchange under the stock symbol “HITI”.

As described herein, the compensation policy for the Corporation’s directors and Named Executive Officers is primarily tied to the financial performance of the business and long-term Shareholder value and not specifically to Common Share performance.

SUMMARY COMPENSATION TABLE

The following table provides information concerning compensation of the Named Executive Officers for the years ended October 31, 2025, 2024, and 2023:

Name and Position	Year	Salary ($)	Share-Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
					Annual Incentive Plans ($)(2)	Long- Term Incentive Plans ($)
Harkirat (Raj) Grover(4) President, CEO and Director	2025 2024 2023	825,000 750,000 550,000	1,540,111 1,423,418 224,999	Nil Nil 851,175	1,056,000 950,445 412,500	Nil Nil Nil	Nil Nil Nil	165,635(5) 87,585(6) 85,606	3,382,845 2,261,003 2,124,280
Mayank Mahajan(7) CFO	2025 2024 2023	355,311 184,808 Nil	214,848 42,956 Nil	Nil 52,065 Nil	224,192 77,519 Nil	Nil Nil Nil	Nil Nil Nil	40,457(8) 27,431(9) Nil	936,560 307,260 Nil
Andy Palalas Chief Marketing Officer	2025 2024 2023	261,000 225,000 212,000	194,933 62,355 26,500	Nil Nil 141,862	167,040 87,543 79,500	Nil Nil Nil	Nil Nil Nil	14,269(10) 6,470 5,767	729,665 293,825 465,629
Aman Sood Chief Operating Officer	2025 2024 2023	360,024 300,020 280,000	259,799 83,146 35,001	Nil Nil 42,431	230,415 116,732 105,000	Nil Nil Nil	Nil Nil Nil	16,559(11) 2,712 2,155	866,797 385,878 564,587
Omar Khan Chief Communications and Public Affairs Officer	2025 2024 2023	265,650 231,000 214,148	200,244 64,018 27,501	Nil Nil 119,875	170,016 89,878 82,500	Nil Nil Nil	Nil Nil Nil	2,212 2,212 2,255	638,122 297,230 446,279

Notes:

1.	Based on the grant date fair value determined in accordance with International Financial Reporting Standards 2, Share-based Payment and estimated using the Black Scholes pricing model, with the following key assumptions for grants during 52 weeks ended: October 31, 2023: risk-free interest rate 3.11% to 4.97% and expected volatility of 66% to 92%; October 31, 2024: risk-free interest rate 2.87% to 3.01% and expected volatility of 58.42 to 65.33%; October 31, 2025: risk-free interest rate 2.52% to 2.55% and expected volatility of 58.92% to 62.53%%.
2.	Annual incentive plan compensation amounts were awarded based on performance relative to established performance targets.
3.	Represents the fair value of other allowances provided.
4.	Mr. Grover does not receive any compensation as a director of the Corporation.
5.	Includes $24,000 car allowance and $126,923 in vacation time payout.
6.	Includes $24,000 car allowance and $48,873 in home security costs.
7.	Mr. Mahajan was appointed as CFO on May 1, 2024.
8.	Includes $35,797 in moving expenses.
9.	Includes $19,200 in moving expenses.
10.	Includes $4,788 car allowance and $6,790 in vacation time payout.
11.	Includes $13,847 in vacation time payout.

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets forth information with respect to the Awards held by the Named Executive Officers which were outstanding as of October 31, 2025:

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money Options ($)(1)	Number of Shares or Units of Shares that have not vested (#)	Market Value or payout value of Share-Based Awards that have not vested ($)(2)	Market value or payout value of vested Share- Based Awards not paid out or distributed ($)
Harkirat (Raj) Grover President, CEO & Director	900,000 -	2.75 -	Sept. 29, 2026 -	1,467,000 -	- 376,884	- 1,650,752	- Nil
Mayank Mahajan CFO	25,000 -	2.89 -	Sept 5, 2027 -	37,250 -	- 88,682	- 388,427	- Nil
Andy Palalas Chief Marketing Officer	75,000 -	2.75 -	Sept 29, 2026 -	122,250 -	- 72,200	- 316,236	- Nil
Aman Sood Chief Operating Officer	-	-	-	-	96,273	421,676	Nil
Omar Khan Chief Communications and Public Affairs Officer	100,000 - 25,000	2.75 - 2.01	Sept 29, 2026 - Jan 11, 2026	163,000 - 59,250	- 74,125 -	- 324,668 -	- Nil -

Notes:

1.	The value of unexercised in-the-money options is calculated by multiplying the number of outstanding options with an exercise price below market price (i.e., options in the money) by the delta between the market value at October 31, 2025 less the exercise price.
2.	Market Value or payout value of Share-Based Awards that have not vested, is calculated by multiplying the number of unvested Share-Based Awards by the market value as of October 31, 2025.

STOCK OPTION PLANS AND OTHER INCENTIVE PLANS

Omnibus Plan

On April 19, 2022, the Board approved the Omnibus Plan, which was effective as at the Effective Date. The Omnibus Plan replaced the Predecessor Plans. A summary of the material terms of the Processor Plans can be found in the Corporation’s management information circular for the year 2022.

Purpose of the Omnibus Plan

The Omnibus Plan serves several purposes for the Corporation. One purpose is to advance the interests of the Corporation by developing the interests of Participants in the growth and development of the Corporation by providing such persons with the opportunity to acquire a proprietary interest in the Corporation. All Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Corporation’s success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan aligns the interests of Participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth. The Omnibus Plan is administered by the Board, or if applicable, a committee of the Board.

Omnibus Plan Maximum, Limits and Vesting Restrictions

The maximum number of Common Shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Corporation, including the Predecessor Plans, was fixed at 20% of the issued and outstanding Common Shares on the Effective Date, namely 12,617,734 Common Shares.

Common Shares underlying outstanding Awards that for any reason expire or are terminated, forfeited or cancelled shall again be available for issuance under the Omnibus Plan. Also, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the predecessor Options or predecessor RSUs pursuant to the Predecessor Plans, respectively, shall be available for grants under the Omnibus Plan. Any predecessor Options or predecessor RSUs outstanding under the Predecessor Plans shall remain subject to the terms of those awards and the Predecessor Plans, respectively.

Awards that by their terms are to be settled solely in cash shall not be counted against the maximum number of Common Shares available for the issuance of Awards under the Omnibus Plan.

No Awards, other than Options, may vest before the date that is one year following the date it is granted or issued, although the vesting required of any such Awards may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Omnibus Plan in connection with a Change in Control (as such term is defined in the Omnibus Plan), take-over bid, reverse takeover or other similar transaction.

The aggregate number of Awards which may be granted to any one Participant that is a consultant of the Corporation in any 12-month period must not exceed 2% of the issued Common Shares calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Common Shares in any 12-month period calculated at the first such grant date (and including any Participant that performs investor relations activities or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than 25% of the Options vesting in any three month period notwithstanding any other provision of the Omnibus Plan. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as such term is defined in the Omnibus Plan), as a group, must not exceed 10% of the issued and outstanding Common Shares at any point in time, unless the Corporation has obtained the requisite disinterested Shareholder approval. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12-month period to Insiders, as a group, must not exceed 10% of the issued and outstanding Common Shares, calculated as at the date any Award is granted or issued to any Insider, unless the Corporation has obtained the requisite disinterested Shareholder approval. The maximum aggregate number of Common Shares issuable pursuant to Awards granted to any one Participant in any 12-month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the date the Award is granted or issued to the Participant, unless the Corporation has obtained the requisite disinterested Shareholder approval. Participants who provide investor relations activities may not receive any Awards other than Options.

As at October 31, 2025, the Corporation had issued an aggregate total of 3,422,145 Awards outstanding under the Omnibus Plan, comprised of 2,503,457 Options and 918,688 RSUs and a total of 9,195,598 Common Shares remained authorized for issuance under the Omnibus Plan.

EMPLOYMENT, CONSULTING AND MANAGEMENT AGREEMENTS AND TERMINATION AND CHANGE OF CONTROL BENEFITS

Other than as provided for at common law and as disclosed below, (i) there is no agreement or arrangement that provides for payments to the Named Executive Officers or directors at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in the Named Executive Officers’ or directors’ responsibilities and (ii) there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer or director at, following or in connection with respect to change of control of the Corporation, or severance, termination or constructive dismissal of or a change in a Named Executive Officer’s or director’s responsibilities.

Harkirat (Raj) Grover - President, CEO and Director

Pursuant to an executive employment agreement, effective May 1, 2019, as amended on November 1, 2021 and on August 12, 2025, between the Corporation and Harkirat (Raj) Grover (the “Grover Agreement”), Mr. Grover may terminate his employment with the Corporation for any reason by giving a minimum of 12 months written notice to the Corporation. In the event the Corporation chooses to waive the 12 months written notice period, in whole or in part, Mr. Grover is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Grover is entitled to be paid a lumpsum payment equal to 24 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of termination without cause, Mr. Grover is entitled to be paid a lumpsum payment equal to 24 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Mayank Mahajan - CFO

Pursuant to an executive employment agreement with Mayank Mahajan effective August 10, 2025, as amended on August 12, 2025, (the “Mahajan Agreement”) Mr. Mahajan may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Mahajan is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of a termination or resignation for good reason (such as a material change in duties or reduction in compensation), within 12 months of a change of control, Mr. Mahajan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of a termination without cause, Mr. Mahajan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Andy Palalas - Chief Marketing Officer

Pursuant to an executive employment agreement, effective November 1, 2021, as amended on November 5, 2023, and on August 12, 2025, between the Corporation and Andy Palalas (the “Palalas Agreement”), Mr. Palalas may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Palalas is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Palalas is entitled to be paid a lumpsum payment equal to 12 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of termination without cause, Mr. Palalas is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Aman Sood - Chief Operating Officer

Pursuant to an executive employment agreement, effective March 21, 2021, as later amended on November 1, 2021, and as further amended on August 12, 2025, between the Corporation and Aman Sood (the “Sood Agreement”), Mr. Sood may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Sood is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Sood is entitled to be paid a lumpsum payment equal to 18 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of termination without cause, Mr. Sood is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

Omar Khan - Chief Communications and Public Affairs Officer

Pursuant to an executive employment agreement, effective January 11, 2023, as amended on August 12, 2025, between the Corporation and Omar Yar Khan (the “Khan Agreement”), Mr. Khan may terminate his employment with the Corporation for any reason by giving a minimum of 90 days written notice to the Corporation. In the event the Corporation chooses to waive the 90 day written notice period, in whole or in part, Mr. Khan is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary.

In the event of a termination or resignation for good reason (such as a material change in duties or reduction in compensation),within 12 months of a change of control, Mr. Khan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary, and up to 100% of his target bonus. In addition, upon the occurrence of a change of control, all granted Options and RSUs will become immediately vested.

In the event of a termination without cause, Mr. Khan is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all granted Options and RSUs will become immediately vested, subject to compliance with the Omnibus Plan.

PENSION DISCLOSURE

The Corporation does not have a pension plan or any other plan that provides for payments or benefits at, following or in connection with retirement and is not currently providing a pension to any directors of the Corporation or Named Executive Officers. The Corporation does not have a deferred compensation plan.

INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information with respect to the value of Awards granted pursuant to the Omnibus Plan and Predecessor Plans to the Named Executive Officers that vested during the Previous Fiscal Year:

Name and Position	Option-Based Awards - Value vested during year ($)	Share-Based Awards - Value Vested During Year ($)
Harkirat (Raj) Grover President, CEO & Director	163,788	1,540,111
Mayank Mahajan CFO	36,354	214,849
Andy Palalas Chief Marketing Officer	27,298	194,933
Aman Sood Chief Operating Officer	18,682	259,799
Omar Khan Chief Communications and Public Affairs Officer	18,882	200,244

DIRECTOR COMPENSATION

Compensation of Directors

Our directors’ compensation program is designed to attract and retain the most qualified individuals to serve on the Board. The Board, through the Compensation Committee, will be responsible for reviewing and approving any changes to the directors’ compensation arrangements. Director compensation is structured to recognize Directors for their skills, knowledge, experience and attention in overseeing the governance of the Corporation, and to align with Shareholders’ interests. The Compensation Committee reviews Director compensation and recommends any changes to the Board to ensure that Director compensation is competitive. In making its recommendation, the Compensation Committee considers:

•	The level of compensation required to fairly reflect the risks and responsibilities of serving as a Director; and

•	The alignment of the interests of Directors and Shareholders by setting the retainers within a reasonable and competitive range of the Corporation’s Peer Group.

In consideration for serving on the Board, each Director that is not an employee is paid an annual cash retainer and an annual equity retainer, and is reimbursed for their reasonable out-of-pocket expenses incurred while serving as Directors.

In the financial year October 31, 2025, non-employee Directors of the Corporation were entitled to be paid as members of the Board, and, if applicable, as members of any committee of the Board.

The Corporation does not provide a meeting fee for Board members. The total retainer is deemed to be full payment for the role of Director. An exception to this approach would be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required.

The equity retainers are paid in stock options and RSUs on an annual basis. The cash retainers are paid on a quarterly basis.

The following table sets forth all compensation to the non-Named Executive Officer directors during the year ended October 31, 2025:

Name	Fees Earned ($)	Share-Based Awards ($)(1)	Option- Based Awards ($)	Annual Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)(2)	Total Compensation ($)
Nitin Kaushal	216,667(3)	181,599	Nil	Nil	Nil	9,357	407,623
Arthur Kwan	171,667(4)	181,599	Nil	Nil	Nil	Nil	353,266
Andrea Elliott	186,667(5)	186,918	Nil	Nil	Nil	2,135	375,720
Christian Sinclair	166,667(6)	181,599	Nil	Nil	Nil	Nil	348,266

Notes:

1.	Share-Based Awards consist of RSUs issued in the period.
2.	All other compensation consists of expense reimbursements for travel other expenses incurred by Officers on behalf of the Corporation to attend required meetings.
3.	Includes $25,000 as chair compensation, and $91,667 for being the chair and member of the Special Committee.
4.	Includes $5,000 as chair compensation, and $66,667 for being a member of the Special Committee.
5.	Includes $20,000 as chair compensation, and $66,667 for being a member of the Special Committee.
6.	Includes $66,667 for being a member of the Special Committee.

See “Director Compensation - Outstanding Option-Based and Share-Based Awards” below for disclosure of outstanding Awards held by the directors who were not also a Named Executive Officers as at October 31, 2025.

DIRECTOR COMPENSATION - OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets forth information with respect to the Awards granted pursuant to the Omnibus Plan and Predecessor Plans to the non-Named Executive Officer directors that were outstanding as of October 31, 2025:

		Option-Based Awards			Sh	are-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)(1)	Number of Shares or Units of Shares that have not vested (#)	Market Value or payout value of Share- Based Awards that have not vested ($)	Market value or payout value of vested Share- Based Awards not paid out or distributed ($)
Nitin Kaushal	N/A 141,667	N/A 2.75	N/A Sept 29 2026	N/A 230,917	32,663 N/A	143,064 N/A	Nil N/A
Arthur Kwan	N/A 125,000	N/A 2.75	N/A Sept 29 2026	N/A 203,750	32,663 N/A	143,064 N/A	Nil N/A
Andrea Elliott	N/A 37,500	N/A 2.75	N/A Sept 29 2026	N/A 61,125	32,663 N/A	143,064 N/A	Nil N/A
Christian Sinclair	N/A 87,501	N/A 2.75	N/A Sept 29 2026	N/A 142,627	32,663 N/A	143,064 N/A	Nil N/A

Notes:

1.	The value of unexercised in-the-money options is calculated by multiplying the number of outstanding options with an exercise price below market price (i.e., options in the money) by the delta between the market value at October 31, 2025 less the exercise price.
2.	Market Value or payout value of Share-Based Awards that have not vested, is calculated by multiplying the number of unvested Share-Based Awards by the market value as of October 31, 2025.

DIRECTOR COMPENSATION - INCENTIVE PLAN AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information with respect to the value of Awards granted pursuant to the Omnibus Plan and Predecessor Plans to the non-Named Executive Officer directors that vested during the Previous Fiscal Year:

Name	Option-Based Awards - Value vested during year ($)	Share-Based Awards - Value Vested During Year ($)
Nitin Kaushal	25,782	181,599
Arthur Kwan	22,748	181,599
Andrea Elliott	6,824	186,918
Christian Sinclair	15,924	181,599

SCHEDULE “B” CORPORATE GOVERNANCE GUIDELINES

Capitalized terms used in this Schedule “B” but not otherwise defined herein shall have the meanings ascribed thereto in the Information Circular to which this Schedule “B” is appended.

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.

Pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose its corporate governance practices, as summarized below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors

The Board is currently composed of five directors:

1.       Harkirat (Raj) Grover;

2.       Christian Sinclair;

3.       Kathleen Skerrett;

4.       Arthur Kwan; and

5.       Menashe Kestenbaum.

NI 58-201 suggests that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as “independent” directors, within the meaning set out under National Instrument 52-110 - Audit Committees (“NI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of a company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. In assessing NI 58-101 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Of the current directors, Harkirat (Raj) Grover is the President and CEO of the Company and is therefore not considered to be “independent”. The remaining directors, Christian Sinclair, Kathleen Skerrett, Arthur Kwan and Menashe Kestenbaum are considered to be independent directors since they are independent of Management and free from any material relationship with the Company.

The Board has a majority of independent directors, and takes the following additional steps to facilitate its independence:

1.       The Company established the Compensation Committee, which is made up of all independent directors;

2.       The Compensation Committee sets Management compensation; and

3.       On operational matters of the Company involving the performance of its CEO, the Compensation Committee meets independently.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Board Meetings

In addition to board meetings, there were numerous informal meetings between Management and the committees. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of Management are not present. However, the Board believes that appropriate structures and procedures are in place to ensure that it can function independently of Management and the Board periodically holds independent sessions at the end of Board meetings. Additionally, all committees of the Board are composed entirely of independent directors and hold meetings at which the independent directors discuss matters they deem relevant to the Company. Independent directors are also in frequent informal communication with one another.

The Chairman of the Board is Harkirat (Raj) Grover, a non-independent director and executive officer of the Company. The Chairman focuses on promoting a culture of openness and debate among directors, helping to build and maintain constructive relationships between the independent and non-independent directors. When chairing Board meetings, the Chairman ensures that all views are heard and that the independent directors have an opportunity to challenge Management constructively.

Board Mandate

The Board has not developed a written mandate. The Board is satisfied that roles and responsibilities are delineated in a satisfactory matter, having regard to various considerations such as (but not limited to) the particular expertise of the directors, their respective availability and independence.

Position Descriptions

The Board has not developed written position descriptions for the chair of the Board and the chair of the Board’s committees, however the chair of the committees are charged with the responsibility of administering the applicable committee mandates, each of which is can be obtained from the Company, upon request made to #112, 11127 15th Street NE, Calgary, AB T3K 2M4 Attention: Chief Financial Officer, free of charge to any Shareholder.

The CEO has entered into a written employment agreement, which delineates the role and expectations of such position.

Orientation and Continuing Education

New Board members receive an orientation package, which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s facilities and are combined with tours and presentations by Management and employees to give the Board additional insight into the Company’s business. In addition, Management makes itself available for discussion with all Board members.

The Company does not provide formal continuing education to the Board, though it is encouraged for all members. Management does provide regular reporting, both on the Company’s operations and opportunities, as well industry trends and opportunities.

Ethical Business Conduct

The Board has adopted a Code of Ethics (the “Code”). The Code is incorporated by reference into, and form an integral part of, this Information Circular. A copy of which is attached to this Information Circular as Schedule “E”. The Company will, upon request made to #112, 11127 15th Street NE, Calgary, AB T3K 2M4 Attention: Chief Financial Officer, provide a copy of the Code free of charge to any Shareholder.

In accordance with the Code, the Board monitors ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Code also specifically addresses additional matters such as conflicts of interest, corporate opportunities, etc. In addition to the Code, the Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decision of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company.

In accordance with applicable corporate laws, directors are obliged to disclose any potential conflicts in accordance with, and subject to such procedures and remedies, as applicable, under the ABCA.

The Board considers that the policies and procedures outlined above are sufficient to promote a culture of ethical business conduct. If ever in doubt, Management seeks guidance from the Board and/or outside advisors to ensure that such levels of conduct are adhered to.

Nomination of Directors

The Board has appointed a Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, namely Kathleen Skerrett (Chair), Christian Sinclair and Arthur Kwan. The Nominating and Corporate Governance Committee fulfills the function of identifying new candidates for Board nomination. When the Board identifies the need to fill a position on the Board, the Board requests that current directors forward potential candidates for consideration.

The Nominating and Corporate Governance Committee is responsible for determining the qualification, skills and expertise required on the Board, as well as for the screening of potential candidates and the delivery of recommendations to the Board.

For a complete description of the Nominating and Corporate Governance Committee’s responsibilities, powers and operations, please refer to the Nominating and Corporate Governance Committee Charter, a copy of which is attached to this Information Circular as Schedule “D”.

Compensation

The Board has appointed a Compensation Committee, which is comprised entirely of independent directors, namely Christian Sinclair (Chair), Menashe Kestenbaum, and Arthur Kwan. The Compensation Committee reviews all Board and officer compensation and makes recommendations in respect thereof, which the Board then reviews in consideration of approval thereof.

The purpose of our Compensation Committee is to (i) make recommendations to the Board relating to evaluation and compensation of the Corporation’s executives, (ii) oversee incentive, equity-based and other compensatory plans in which executive officers and key employees of the Company participate, (iii) review and participate in determining director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of applicable securities regulatory authorities and stock exchanges.

For a complete description of the Compensation Committee’s responsibilities, powers and operations, please refer to the Compensation Committee Charter, a copy of which is attached to this Information Circular as Schedule “F”.

Other Board Committees

The Board has no standing committees other than the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Assessments

The Nominating and Corporate Governance Committee is mandated to conduct an annual evaluation by the directors on the effectiveness of the Board and its committees and proposing any necessary modifications to the functioning and governance of the Board and committees that may result from such evaluation processes.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted director term limits. As the Company is a relatively junior company, continuity of Board members is considered a high priority at this stage of the Company’s existence and development.

Policies Regarding the Representation of Women on the Board

The Company has not adopted a written policy relating to the identification and nomination of women directors. Though the Board recognizes the importance of a reasonable degree of gender balance over the long term, at the present stage of the Company’s existence and development, it is imperative that the directors of the Company be the best available individuals, irrespective of gender.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Nominating and Corporate Governance Committee (in addition to the Board) considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, however the Nominating and Corporate Governance Committee’s (and the Board’s) priority at the present stage of the Company’s existence and development is to seek out the best available candidates, irrespective of gender. It should be noted that one of the directors of the Company is a woman.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Nominating and Corporate Governance Committee (in addition to the Board) does consider the level of representation of women in executive officer positions when making executive officer appointments, however the Nominating and Corporate Governance Committee's (and the Board’s) priority at the present stage of the Company’s existence and development is to seek out the best available candidates, irrespective of gender.

Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted such targets to date, as the Company’s priority at the present stage of the Company’s existence and development is to seek out the best available candidates, irrespective of gender.

Number of Women on the Board and in Executive Officer Positions

The Company currently has one woman director, representing 20% of the Board. Senior Vice President, Legal and Compliance, Vice President, Human Resources, Vice President, Digital and eCommerce, and Vice President, Procurement and Sourcing are all positions held by women.

Board Diversity Matrix (as of June 1, 2026)

Total Number of Directors - 5	Female	Male	Non-Binary	Did not Disclose
Part I : Gender Identity
Directors	1	4	0	0
Part II : Demographic Background
First Nations (Cree)	1
Asian	2
Caucasian	2
LGBTQ+	1

AUDIT COMMITTEE DISCLOSURE

Pursuant to NI 52-110, the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

Audit Committee’s Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company and for ensuring that Management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with Management to review the financial reporting process, unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company for issuance to the Shareholders.

Pursuant to NI 52-110, the Audit Committee is required to have a charter. A copy of the Company’s Audit Committee Charter is attached hereto as Schedule “C” to this Information Circular.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Independence(1)	Financial Literacy(2)
Arthur Kwan (Chair)	Independent	Financially literate
Kathleen Skerrett	Independent	Financially literate
Christian Sinclair	Independent	Financially literate

Notes:

1.       Within the meaning of subsection 1.4 of NI 52-110.

2.       Within the meaning of subsection 1.6 of NI 52-110.

Relevant Education and Experience

Arthur Kwan, MBA, CFA, ICD.D - Mr. Kwan has over 20 years of investment banking, capital markets, and financial services experience. He was formerly the Managing Director of Investment Banking for both Paradigm Capital and PI Financial (now Ventum Financial). Mr. Kwan began his investment career in 1997 with TD Asset Management. He holds the Chartered Financial Analyst professional designation from the CFA Institute, the ICD.D professional designation from the Institute of Corporate Directors, and is an alumnus of Harvard Business School.

Christian Sinclair - Mr. Sinclair is a proud member of the Opaskwayak Cree Nation. He graduated from Margaret Barbour Collegiate Institute in 1988 and subsequently went on to serve in the Canadian military from 1988 to 1995, participating in tours of duty in Cyprus (1990 Recon) and Somalia (1992-93 Special Forces). In 2003, Mr. Sinclair was named as one of Canada’s Top 40 under 40. He was the co-founder of the Manitoba Indigenous Summer Games and the General Manager for the 2002 North American Indigenous Games in Winnipeg. In 2016, Mr. Sinclair was elected as Onekanew (Chief) for the Opaskwayak Cree Nation. Since then, he has been appointed as one of the co- chairs of a task force created to lead the process of implementing the Government of Manitoba’s Northern Economic Development Strategy and is presently working as an economic development consultant for First Nations major resource projects.

Kathleen Skerrett - Ms. Skerrett is the Chair of the Securities Group at Gardiner Roberts LLP, specializing in advising clients on forming, financing, maintaining, and reorganizing public companies. Ms. Skerrett was called to the Bar in Ontario in 1996 after earning a Bachelor of Laws from the University of Toronto in 1994. Ms. Skerrett has also earned a Bachelor of Commerce degree from Trinity College, University of Toronto in 1991 and has completed the Canadian Securities Course.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Other than as disclosed below, at no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on an exemption from the provisions of NI 52-110.

Prior to the appointment of Christian Sinclair to the Board and the Company’s listing on the NASDAQ, the Company relied on upon the exemption in Section 6.1 of NI 52-110, the exemption for venture issuers in relation to the requirement that every audit committee member be independent.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, but all such services will be subject to the prior approval of the Audit Committee.

External Auditor Service Fees

Aggregate fees paid or payable to the auditor related to the fiscal periods indicated were as follows:

	Fiscal Year ended October 31, 2025	Fiscal Year ended October 31, 2024
Audit Fees(1)	$1,140,000	$1,843,000
Audit-related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	$200,000	$215,000
Total	$1,340,000	$2,058,000

Notes:

(1)       Include aggregate fees billed by the Corporation’s external auditor in each of the last two fiscal years for audit fees.

(2)       Include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Corporation’s external auditor that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported under “Audit fees” above. The services provided include NI 52-109 engagements, employee benefit audits, due diligence related to mergers and acquisitions, non-attest internal control reviews, attest services that are not required by statute or regulation, specified procedures, special audits for grants, statutory audit fees (if the services provided relate to entities outside the scope of the consolidated audit), and translation fees related to documents other than financial statements.

(3)       Include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation’s external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)       Include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Corporation’s external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above.

SCHEDULE “C” - AUDIT COMMITTEE CHARTER

1.       PURPOSE

The Audit Committee (the “Committee”) shall be established by resolution of the board of directors (the “Board”) of High Tide Inc., a corporation existing under the laws of Alberta (the “Company”).

The Committee is responsible for:

1.       Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company’s accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

a)       Monitoring the integrity of the Company’s financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

b)       Reviewing the Company’s compliance with certain legal and regulatory requirements;

c)       Evaluating the independent auditors’ qualifications and independence; and

d)       Monitoring the performance of the Company’s internal audit function and the Company’s independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

2.       Providing an open avenue of communication among the independent auditors, financial and senior management and the Board; and

3.       Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company’s financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company’s independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee also oversees the activities of the internal audit function, including hiring and performance management in respect of the most senior internal audit executive, who maintains a direct reporting relationship with the Chair of the Committee (“Chair”).

The Committee and each of its members shall be entitled to rely on:

1.       The integrity of those persons and organizations within and outside of the Company from which it receives information;

2.       The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board);

3.       Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.       COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair. If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the ‘independence’ requirements of Section 10A-3 of the Securities Exchange Act of 1934, as amended, the National Association of Securities Dealers Automated Quotations (“NASDAQ”) and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the NASDAQ, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators.

All members of the Committee must be able to read and understand financial statements, including a balance sheet, income statement and cash flow statement. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall, be an “audit committee financial expert” as defined by the Securities and Exchange Commission or otherwise have accounting or related financial management expertise as interpreted by the Board in its business judgment.

A Committee member invited to sit on another public company’s audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member or chair of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

3.       MEETINGS

The Committee shall meet as frequently as the Chair deems appropriate subject to the provisions of this Charter, which be at least quarterly. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A.       Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair, any member of the Committee, the independent external auditors, the Chair of the Board, Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) may call a meeting of the Committee by notifying the Corporate Secretary, who will notify the members of the Committee.

B.       Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. The Chair or Corporate Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C.       Holding and Recording Meetings

Committee meetings may be held in person or telephonically or by video conference. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D.       Quorum

A majority of the members of the Committee shall constitute a quorum.

E.       Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the CFO or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.       COMPENSATION

The compensation of Committee members shall be determined by the Board and/or a subcommittee of the Board.

5.       RESPONSIBILITIES OF THE COMMITTEE

A.       System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company’s books and records with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company’s assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

System of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors.

B.       Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors’ audit and audit report thereon, and the annual management’s discussion and analysis of financial condition and results of operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

1.       Review the scope of the audit, the audit plan and audit procedures utilized;

2.       Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management’s response to such problems or difficulties;

3.       Resolve any differences in financial reporting between management and the independent auditors;

4.       Review with management, internal auditors, and independent auditors, the adequacy of the Company’s internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls;

5.       Review reports required to be submitted by the independent auditors concerning:

a)       All critical accounting policies and practices used in the preparation of the Company’s financial statements;

b)       All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and

c)       Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

6.       Review and discuss:

a)       The integrity of the annual audited financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors’ independence;

b)       Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies; and

c)       Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

7.       Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure; and

8.       Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro forma” and “adjusted” or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C.       Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly management’s discussion and analysis of financial condition and results of operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors’ review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D.       Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms and Form 40-F, annual reports to shareholders, management proxy circulars, material change disclosure and Form 6-K of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

E.       Oversight of Independent External Auditors

The Company’s independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

1.       Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors;

2.       Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non- audit services proposed to be performed by the independent auditors and the related fees for such;

3.       Obtain confirmation and assurance as to the independent auditors’ independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors’ report to satisfy itself of their independence;

4.       At least annually, obtain and review a report by the independent auditors describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

5.       Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit;

6.       Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors;

7.       Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules; and

8.       Assure regular rotation of the lead audit partner and consider whether rotation of the independent auditors is required to ensure independence.

F.       Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee’s discretion, the internal audit function or parts thereof may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The Head of Internal Audit (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The Head of Internal Audit or relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function’s organizational structure and personnel.

In overseeing internal audit, the Committee will:

1.       Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services;

2.       Review, in consultation with management, the independent auditors and senior internal auditing executive, if any, the plan and scope of internal audit activities;

3.       Review internal audit activities, budget and staffing; and

4.       Review significant reports to management prepared by the internal auditing department and management’s responses to such reports.

G.       Disclosure Controls & Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”)

5.       Monitor and review the Company’s disclosure policy and the mandate of its nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), on an annual basis;

6.       Receive and review the quarterly report of the Nominating and Corporate Governance Committee on its activities for the quarter;

7.       On a quarterly basis, review management’s assessment of the design effectiveness of the Company’s DC&P and ICFR including any significant control deficiencies identified and the related remediation plans;

8.       Review management’s assessment of the operating effectiveness of the Company’s DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans;

9.       Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company’s ICFR and the related corrective and disciplinary actions to be taken;

10.       Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis; and

11.       Review and discuss with the CEO and CFO the procedures undertaken in connection with the CEO and CFO’s certifications for the annual and interim filings with the securities commissions.

H.       Risk Assessment and Risk Management

The Committee shall discuss the Company’s major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I.       Ethical Standards

The Committee shall establish, maintain and oversee the Company’s code of business conduct and ethics (the “Code”). The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the directors or executive officers, which shall be subject to review by the Board as a whole).

J.       Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K.       Submission of Complaints

The Committee shall establish procedures for receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; the confidential, anonymous submission by directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and the investigation of such matters with appropriate follow-up actions.

L.       Legal Compliance

On at least an annual basis, the Committee shall review with the Company’s legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, licence or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M.       Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee’s authority and responsibilities.

N.       Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.       COMMITTEE ADMINISTRATIVE MATTERS

A.       Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B.       Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C.       Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D.       Reports to Board

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E.       Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

F.       Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s financial reporting and accounting practices.

G.       Review of This Charter

The Committee shall review and reassess annually the adequacy of this Charter and recommend any proposed changes to the Board.

H.       Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.

This Charter was approved by the Board on June 21, 2021.

SCHEDULE “D” - NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1.       PURPOSE

The Nominating and Corporate Governance Committee (the “Committee”) shall assist the board of directors (the “Board”) of High Tide Inc., a corporation existing under the laws of Alberta (the “Company”), in fulfilling its responsibilities relating to the director nomination process and the development and implementation of sound corporate governance practices.

2.       COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least two directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair of the Committee (a “Chair”). If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

The Chair and each member of the Committee shall serve until his or her successor is duly appointed, or until his or her earlier death, resignation or removal by the Board.

At any time that the Company is neither a foreign private issuer (as such term is defined by the rules of the United States Securities and Exchange Commission) nor a “controlled company” (as such term is defined in the National Association of Securities Dealers Automated Quotations (“NASDAQ”) listing rules), unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee will qualify as an “independent director” as defined by the NASDAQ listing standards then in effect and the National Instrument 52-110 - Audit Committees.

No independent member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

3.       MEETINGS

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. The Committee shall report regularly regarding the Committee’s activities and actions to the Board.

A.       Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. In setting the agenda for a meeting, the Chair shall encourage the Committee members, Chief Executive Officer (“CEO”) and other executive officers, and other members of the Board to provide input in order to address emerging issues.

The Chair or Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee at any time.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

B.       Holding and Recording Meetings

Committee meetings may be held in person, video conference or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

C.       Action Without Meeting

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

4.       COMPENSATION

The compensation of Committee members shall be determined by the Board and/or a committee of the Board.

5.       RESPONSIBILITIES AND POWERS OF THE COMMITTEE

Subject to the terms of any agreement between shareholders of the Company and Company, the Committee has direct responsibility and power to perform the following duties:

A.       Director Nomination and Board Succession Planning

The Committee shall develop and recommend to the Board appropriate qualifications and criteria for the selection of Board and Committee members. When requested by the Board, the Committee shall consider and recommend for approval by the Board candidates qualified to be nominated for election as directors and to each of the Committees of the Board. For such purpose, the Committee shall develop a succession plan for the Board, including maintaining a list of qualified candidates.

In making its recommendations, the Committee should consider:

1.       The competencies and skills that the Committee considers to be necessary for the Board to possess;

2.       The competencies and skills that the Committee considers each existing Director possesses;

3.       The competencies and skills each new nominee will bring to the boardroom;

4.       The diversity of candidates (abilities, experience, perspective, education, gender, background, race and national origin); and

5.       Whether each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Committee shall be responsible for assessing the independence of directors within the meaning of securities laws and stock exchange rules applicable to the Company and addressing any potential conflict of interest situations.

The Committee shall assist the Board with the review of the size and composition of the Board and its committees, with a view to facilitating effective decision-making.

B.       Board Orientation and Education

The Committee shall assist in the orientation of newly elected or appointed directors, including in becoming acquainted with the nature and operation of the Company’s business and its governance practices including an understanding of the role of the Board and its committees, as well as the contribution individual directors are expected to make (particularly with respect to the commitment of time and resources that the Company expects from its directors).

The Committee shall also ensure that the Company provides continuing education opportunities for all members of the Board, so that directors maintain or enhance their skills and abilities as directors and that their knowledge and understanding of the Company’s business remains current.

C.       Board and Committee Evaluation

The Committee will develop appropriate qualifications and criteria for the Board as a whole and for individual directors. The Committee shall ensure that the Board and its committees are assessed on an annual basis regarding their effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, the Board Governance Practices and Mandate/Charters.

D.       Corporate Governance

The Committee shall periodically review and make recommendations in respect of the Company’s corporate governance principles and practices, associated disclosure and the Company’s Code of Ethics and other related corporate policies as recommended by the CEO and accepted by the Committee. The Committee shall for such purpose periodically review proposed, new or amended regulatory requirements or stock exchange rules relating to corporate governance as advised by the Head of the Legal Department.

The Committee shall assist the Board and the standing committees of the Board in reviewing the Mandate of the Board, the Charters of the standing committees and the position descriptions for the Chair of the Board and the Chair of each Board committee.

E.       Strategic Planning

The Committee will regularly review the strategic plan and goals of the organization, along with ensuring that they are formally reviewed annually. The Committee will review and approve the overall strategic planning process and ensure that systems are in place for measuring and monitoring the plan.

F.       Risk Assessment

Assessment of principle risks to the organization will be governed by the Committee, along with ensuring appropriate systems and steps are implemented to manage those risks.

G.       Other Responsibilities

The Committee shall perform such other duties with respect to Board nominations, corporate governance and related matters as may be delegated from time to time by the Board or may be required by law or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.       COMMITTEE ADMINISTRATIVE MATTERS

A.       Independent Advisers

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal and executive search firms or accounting and other advisors to carry out its responsibilities.

B.       Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

C.       Reports to Board

The Committee shall report periodically to the Board regarding Committee matters and/or the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

D.       Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

E.       Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of industry governance practices, disclosure requirements and the governance practices applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company’s business, their responsibilities and the Company’s governance practices.

F.       Review of This Charter

The Committee shall review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The procedures outlined in this Charter are meant to serve as guidelines, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

G.       Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.

This Charter was approved by the Board on June 21, 2021.

SCHEDULE “E” - CODE OF ETHICS

1. OVERVIEW

The Corporation is committed to conducting business ethically, honestly and in compliance with applicable laws, regulations and corporate policies. This Code of Ethics (this “Code”) establishes the standards of conduct expected of all Representatives and is intended to promote integrity, accountability, respectful conduct and responsible business practices across all of the Corporation’s operations.

2. PURPOSE AND SCOPE

The purpose of this Code is to communicate the Corporation’s commitment to conducting business with integrity, honesty and respect, in compliance with applicable laws, regulations and policies, and in a manner that preserves the Corporation’s reputation and deters unethical behavior and wrongdoing.

This Code provides an overview of requirements, standards and expectations as guidance in duties and dealings with, and when acting as a representative of, the Corporation. It is not intended to cover every issue that may arise and may be supplemented by other policies that may be adopted by the Corporation from time to time.

3. APPLICATION

This Code applies to all members of the board of directors (the “Board”), officers, employees, consultants, contractors and agents (collectively “Representatives”) of the Corporation and its affiliates and subsidiaries worldwide. Adherence to this Code is a condition of employment with or providing services to the Corporation.

To the extent that this Code conflicts with policies in any subsidiary handbook or policies prepared to govern employees in a specific jurisdiction, the applicable local handbook or policy shall prevail for such employees, subject to applicable law.

4. POLICY STATEMENT

All Representatives are expected to comply with this Code and to exercise good judgment, professionalism and integrity in all activities undertaken on behalf of the Corporation. Failure to comply with this Code, applicable laws or related corporate policies may result in disciplinary action, up to and including termination of employment or engagement, subject to applicable law and contractual obligations.

5. ETHICS AND INTEGRITY

A. Standards of Professional Conduct

All of the Corporation’s business activities and affairs must be carried out ethically and honestly. The Corporation expects all Representatives to conduct themselves with honesty and integrity and to avoid even the appearance of improper behavior. Anything less is unacceptable and may be treated as a serious breach of duty.

B. Ambassadorship of the Corporation

All Representatives are ambassadors of the Corporation, its subsidiaries, and brands. All Representatives shall represent the Corporation professionally, and act and communicate in a manner which upholds its good reputation and image at all times. This includes the use of social media and other forms of digital or other communications. As Representatives’ actions are seen to reflect those of the Corporation, all actions must reflect the policies and standards of the Corporation.

C. Compliance with Laws, Code and Policies

All Representatives shall comply with the laws, rules and regulations of the jurisdictions where they carry out their duties and all jurisdictions where the Corporation conducts its business activities, including compliance with applicable economic sanctions, trade controls, import/export, anti-money laundering and anti-boycott laws. All Representatives shall comply with this Code and all the Corporation’s policies that apply to them. Where laws conflict with this Code, Representatives must comply with the stricter requirement or seek guidance from the Corporation’s legal counsel.

D. Bribery

In the United States and Canada, and in many other countries, it is contrary to applicable law to provide, offer or accept a kickback or bribe. A kickback or bribe may be defined as any money, fee, commission, credit, gift, gratuity, loan, reward, advantage, benefit, thing of value or compensation of any kind that is provided, directly or indirectly, and that has as one of its purposes, the improper obtaining or rewarding of favorable treatment in a business transaction. The Corporation maintains a strict prohibition on offering, promising, authorizing, or receiving anything of value, including payments, gifts, or other gratuities, to improperly influence business outcomes or practices, including directly or indirectly through family members, agents, or intermediaries. If such an offer is received, Representatives should seek guidance from the SVP Legal & Compliance of the Corporation.

E. Vendors, Suppliers, Customers and other Third Parties

The Corporation is committed to treating all of its current or prospective vendors, suppliers, customers, agents, representatives, business partners, promoters, job candidates, and other third parties, (“Third Parties”) fairly, honestly and courteously. Representatives are to avoid unfair tactics and favoritism, and never take unfair advantage of any Third Party through manipulation, concealment, misrepresentation of material facts or any other unfair practice. Legally, the Corporation may be held liable for the actions of any Third Party acting on the Corporation’s behalf as if the Corporation had performed such actions. All agreements with Third Parties must be in writing and reviewed and approved in accordance with applicable policies, and must specify the goods and services to be provided and the fees to be paid. Such agreements must be in line with reasonable competitive and market practices, the principles established in this Code and relevant corporate policies. Throughout the business relationship, Representatives must exercise reasonable oversight of such Third Parties to help prevent misconduct.

F. Fair Competition

Antitrust laws are designed to protect competition in the United States and Canada. Generally speaking, the following types of topics, and any others that may limit competition, should never be discussed with a competitor (including a potential or prospective competitor): prices, pricing policy, discounts or rebates (including competitive bidding practices); costs, profits, or profit margins; terms or conditions of sale, including credit terms and return policies; division of markets, market territories, customers or sales territories; market share of any products; marketing, advertising or promotional plans; controlling, preventing or reducing the supply of any product; pricing or promotional practices of wholesalers, dealers, distributors or customers; classifying, rejecting, terminating or allocating customers; or any other non-public and/or competitively sensitive information about the Corporation or a competitor. Each Representative is responsible for making sure that their actions on behalf of the Corporation do not in any way violate or appear to violate antitrust laws or regulations. When in doubt, seek assistance from your relevant executive officer.

G. Fair Dealing

All business dealings undertaken on behalf of the Corporation, including with its security holders, customers, suppliers, competitors and employees, must be conducted in a manner that preserves the Corporation’s integrity and reputation. The Corporation seeks to avoid misrepresentations of material facts, manipulation of, concealment of, or abuse of Confidential Information, or any other illegal or unfair practices in all activities undertaken by or on behalf of the Corporation.

H. Conflicts of Interest

Representatives must comply with the Corporation’s Personal Relationships and Conflict of Interest Policy. Generally, while the Corporation respects the privacy of its Representatives in the conduct of their personal affairs, it insists that they fully discharge their duties of fidelity to the Corporation. Representatives should avoid any activity in which their personal interests may come into conflict or may appear to conflict with the interests of the Corporation in its relations with Third Parties. A conflict of interest may arise when a Representative is in a situation, or is likely to be put in a situation where the Representative has the opportunity of making a decision on behalf of the Corporation that may benefit the Representative or their friends, relatives or business associates contrary to the best interests of the Corporation. Should any Representative find themself in a potential conflict of interest situation, they must promptly make disclosure to their relevant executive officer and abide by the executive officer’s decision. Two factors that will be considered when determining whether a conflict of interest exists are: (1) whether the Representative is or could be in a position to influence the Corporation’s relationship with a Third Party; and (2) whether the Representative’s judgment could be affected, or could appear to be affected, as it relates to the Third Party because of the significance of the Representative’s personal interest.

It is not possible to anticipate every conflict of interest situation a Representative may encounter. Without limiting the general scope of this policy, the following relationships and courses of conduct will be considered to involve a conflict of interest where disclosure must be promptly made to their relevant executive officer unless in special circumstances they are specifically approved and waived by the Corporation:

• A Representative, friend, relative or business associate has a material interest in, or are an officer, director, or are otherwise involved in an entity which does or is proposing to do business with the Corporation, or which competes or is likely to compete with the Corporation.

• During the course of their employment, or as a direct result of their employment, a Representative becomes aware of business opportunities where it is reasonably expected the Corporation may be interested in pursuing such opportunities and the Representative uses this information for their own benefit, or for the benefit of a friend, relative, or business associate instead of for the benefit of the Corporation.

In addition, a Representative should not use Corporation assets, including all data, information (confidential or otherwise), records, products, material, facilities, inventory, “know-how”, trade secrets, trademarks, copyrights and other intellectual property, and equipment, and Confidential Information (the “Corporation’s Assets”) for their own personal benefit (or the benefit of friends, relatives or business associates) or for non-Corporation activities, unless the Corporation has given its prior consent. Information gained through the course of a Representative’s employment, or from the engagement of their services, includes Corporation business ventures or activities, or proposed business ventures or activities.

I. Corporate Opportunities

Representatives are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using the Corporation property, information or position for personal gain. Representatives are also prohibited from competing with the Corporation, directly or indirectly, and owe a duty to the Corporation to advance the legitimate interests of the Corporation when the opportunity arises.

J. Gifts and Entertainment

Representatives shall not accept gift, favour, entertainment, special accommodation or other items of value, to or from any Third Parties, except in strict compliance with the Corporation’s Employee Policy on Gifts and Personal Benefits, this Code, and with applicable law.

K. Charitable and Political Activities

The Corporation values the culture of giving, of social engagement and of caring for others. The Corporation wants to foster good relations within the communities where it operates. Representatives are encouraged to participate in local activities that address the needs of the communities in which they live and work and to participate as a private citizen in government and the political process, using your own money and your own time. It should always be clear to outside observers that these are your personal actions and not actions taken on behalf of the Corporation. Representatives must ensure involvement in charitable or political activities is not prohibited by other Corporation policies or suggestive of anything improper, and do not use, without specific written authorization, any Corporation funds or resources to help or promote any charitable cause or political candidate or party.

6. SAFE, RESPECTFUL AND INCLUSIVE WORKPLACE

A. No Discrimination and Harassment

No discrimination or harassment is tolerated, and providing a collegial working environment in which all individuals are treated with dignity and respect is mandatory. Every individual has the right to work in a professional atmosphere which promotes equal opportunities and prohibits discriminatory practices. Any discrimination or harassment, including but not limited to, the basis of age, color, creed, disability, ethnic origin, gender, marital status, national origin, political belief, race, religion, sexual orientation, gender identity, gender expression or any other characteristics protected by law, is strictly prohibited.

B. Workplace Safety

Representatives must comply with the Corporation’s Workplace Occupational Health and Safety Policy. The Corporation is committed to providing a safe and healthy work environment that complies with all relevant laws and regulations. Workplace violence is not tolerated. Any misuse of alcohol or legal drugs (prescribed or non-prescribed), or the use of any illegal drugs, may jeopardize job safety and/or performance, and is prohibited in the workplace. No Representative shall enter the workplace under the influence of alcohol or such drugs that may impair safety and/or performance.

7. SAFEGUARDING THE CORPORATION’S ASSETS AND INFORMATION

A. Protection and Proper Use of the Corporation’s Assets

All Representatives shall deal with the Corporation’s Assets, with integrity and with due regard to the interests of the Corporation. The Corporation must maintain the accuracy, confidentiality, privacy and security of these types of information in order to comply with all applicable privacy laws. Representatives must comply with applicable privacy and data protection laws, and the Corporation’s privacy and cybersecurity policies when handling personal information. Similarly, Representatives must not disclose proprietary, confidential, or otherwise sensitive information gained through the course of their employment, or from the engagement of their services, that has been entrusted to the Corporation by others, including information about the Corporation’s business, assets, opportunities, suppliers and competitors (“Confidential Information”). The Corporation’s Assets may not be used for personal gain or benefit. In addition, all Representatives must act in a manner to protect the Corporation’s Assets from loss, damage, misuse, theft, misappropriation. The Corporation expects its Representatives to use internet access for business-related purposes (i.e., to communicate with customers and suppliers, to research relevant topics and to obtain useful business information). All existing policies apply to conduct on the internet, particularly (but not exclusively) those policies dealing with intellectual property protection, privacy, misuse of the Corporation’s resources, sexual harassment, information and data security and confidentiality. All Representatives must take special care to maintain clarity, consistency and integrity of the Corporation’s corporate image and standing.

B. Confidentiality of Information

It is the Corporation’s policy to ensure that its proprietary and Confidential Information is adequately safeguarded. All Representatives are responsible for protecting Confidential Information from unauthorized intentional or inadvertent disclosure.

C. Communications

Representatives should take care to ensure that all business records and communications (including email, texts, and instant messages) are clear and accurate. Please remember that business communications may be shared or become public through litigation, government investigation, or publication in the media. Potential risks from inaccurate or misleading statements include claims of false advertising, misrepresentation, breach of contract, securities fraud, unfair disclosure, and competition violations. Representatives may not give an endorsement or other statement on behalf of the Corporation or personal endorsement that identifies your affiliation with the Corporation, except when approved by their relevant executive officer. In addition, Representatives may not discuss the Corporation’s business, including financial condition, business or financial performance, products, or business prospects with external parties, including but not limited to financial analysts, actual or potential investors without the prior approval of their relevant executive officer. All requests for a representative of the Corporation to participate in conferences (including speaking on a panel or attending a dinner or any event that targets the financial community) must be referred to their relevant executive officer for approval. If any such analysts or investors contact you, please refer such inquiries to the President.

D. Inside Information and Insider Trading Laws

Representatives must adhere to the Corporation’s Insider Trading Policy and applicable insider trading laws. Generally, Representatives are prohibited from buying or selling shares of the Corporation if they are aware of material non-public information about the Corporation; information that, if made public, would likely influence a reasonable investor’s decision to buy, sell, or hold the Corporation’s shares, or, if disclosed to the public, would reasonably be expected to have a significant effect on the market price or value of the shares, regardless of if the information is positive or negative (“MNPI”). Trading in shares while in possession of MNPI is a violation of insider trading laws. Possible examples include financial information such as consolidated sales numbers, financial projections or the Corporation’s financial performance, the hiring or departure of key personnel, or significant inventory issues. Representatives must wait to trade in the Corporation’s shares until after MNPI has been widely released to the public, giving the public markets adequate time to digest the information. Only certain individuals who are authorized may publicly disclose MNPI. Improper disclosure of MNPI, even accidentally, to other people, including immediate family members or friends, or recommending the purchase or sale of the Corporation’s shares to others while aware of MNPI, is known as “tipping” and is illegal. A person who receives the information (i.e., is “tipped”) and then trades in the Corporation’s shares or informs others of that information is also in violation of insider trading laws.

E. Financial Integrity and Responsibility

Representatives are expected to act responsibly and exercise sound judgment with respect to matters involving Corporation finances. Representatives must adhere to all applicable accepted accounting standards and practices, keep accurate, complete and timely records, submit accurate and complete reports as required, comply with the Corporation’s system of internal controls, and sign only those documents you believe to be correct and complete. The Corporation will not (i) establish any undisclosed or unrecorded funds or assets for any purpose, (ii) enter into side agreements or other informal arrangements, either written or oral or (iii) take any actions or fail to take any actions that would cause its financial records or financial disclosure to fail to comply with generally accepted accounting principles and all applicable laws, rules and regulations. All Representatives must cooperate fully and completely with the Corporation’s accounting and audit teams, as well as the Corporation’s independent public accountants and counsel, providing them with complete and accurate information and assistance. Representatives are prohibited from coercing, manipulating, misleading or improperly influencing the Corporation’s internal or external auditors at any time. Representatives are prohibited from knowingly making, or causing or encouraging any other person from making, in any of the Corporation’s public disclosure, any false or misleading statements or any omissions of any information necessary to make the disclosure complete and accurate in all material respects. If you suspect or observe any irregularities relating to financial integrity and responsibility, immediately report them to their relevant executive officer or the nominating and corporate governance committee of the Corporation (the “Nominating and Corporate Governance Committee”).

F. Compliance

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating this Code at least annually and will recommend any necessary or appropriate changes to the Board for consideration.

G. Reporting Violations of this Code

All Representatives shall adhere to the Corporation’s commitment to conduct its business and affairs in a lawful and ethical manner. Any breach or suspected breach of law, regulation, this Code or any of the Corporation’s corporate policies should be reported through appropriate channels, including to human resources, or through the formal reporting mechanism pursuant to the Corporation’s Whistleblower Policy. In situations where there may be a conflict of interest, or where the individual has concerns regarding confidentiality, reports should be made in accordance with the Corporation’s Whistleblower Policy. All Representatives are encouraged to review the Corporation’s Whistleblower Policy, or talk to their relevant executive officer, human resources, or the management team when in doubt about the best course of action in a particular situation.

H. Consequences of Violation of this Code

Representatives may be required to certify their understanding of and compliance with this Code from time to time as applicable. Failure to comply may result in severe consequences, which could include internal disciplinary action or termination of employment or consulting arrangements, subject to compliance with applicable law and contractual obligations. Violation of this Code may also violate certain applicable laws. If it appears a Representative may have violated such laws, the Corporation may refer the matter to the appropriate authorities, which could lead to legal proceedings, penalties, fines or imprisonment.

I. Waiver of this Code

Waivers or exceptions may be granted only in advance and under exceptional circumstances by the Nominating and Corporate Governance Committee. Any waiver of this Code with respect to a member of the Nominating and Corporate Governance Committee may be granted only by the audit committee of the Corporation. Any waiver with respect to a director or executive officer of the Corporation may be granted only by the Board. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules.

This Code was approved by the Board on June 26, 2026.

SCHEDULE “F” - COMPENSATION COMMITTEE CHARTER

1.       PURPOSE

The Compensation Committee (the “Committee”) shall assist the board of directors (the “Board”) of High Tide Inc., a corporation existing under the laws of Alberta (the “Company”), in fulfilling its governance responsibilities relating to oversight of the Company’s compensation policies, succession planning, performance evaluations, plans and programs, compensation of the Company’s directors, Chief Executive Officer (“CEO”) and other executives officers and the Company’s equity-based and incentive compensation programs. The term “compensation” shall include salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

2.       COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least two directors and a maximum of five voting members (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair of the Committee (the “Chair”). If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

The Chair and each member of the Committee shall serve until their successor is duly appointed, or until their earlier death, resignation or removal by the Board.

At any time that the Company is neither a “foreign private issuer” (as such term is defined by the rules of the United States Securities and Exchange Commission) nor a “controlled company” (as such term is defined in the National Association of Securities Dealers Automated Quotations (“NASDAQ”) listing rules), unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee will qualify as an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code, a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an “independent director” as defined by the NASDAQ listing standards then in effect and the National Instrument 52-110 - Audit Committees.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors. No director who serves as board member of any other company shall be eligible to serve as a member of the Committee unless the Board has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the nominating and corporate governance committee of the Board.

The CEO shall appoint an employee to serve as a liaison to the Committee.

3.       MEETINGS

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. The Committee shall report regularly regarding the Committee’s activities and actions to the Board.

A.       Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. In setting the agenda for a meeting, the Chair shall encourage the Committee members, CEO and other executive officers, and other members of the Board to provide input to address current and emerging issues.

The Chair or Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee at any time.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

The Committee shall meet as frequently as it deems necessary, but no less than three times per year.

B.       Holding and Recording Meetings

Committee meetings may be held in person, video conference or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

C.       Action without Meeting

Action may be taken by the Committee without a meeting if all of the members of the Committee indicate their approval thereof in writing.

D.       Quorum

A majority of the members of the Committee shall constitute a quorum.

4.       COMPENSATION

The compensation of Committee members shall be determined by the Board.

5.       RESPONSIBILITIES AND POWERS OF THE COMMITTEE

The Committee has direct responsibility and power to perform the following duties:

A.       Overall Compensation Strategy

The Committee shall evaluate and recommend to the Board for approval the compensation plans and programs advisable for the Company, as well as evaluating and recommending to the Board for approval the modification or termination of existing plans and programs.

B.       Executive Compensation Philosophy

The Committee shall review and approve the Company’s goals and objectives relevant to overall executive compensation philosophy based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Company, and ensure that the administration of the Company’s executive compensation plans, policies and practices conform to this philosophy.

C.       Executive Officer Evaluation and Compensation

The Committee shall review and approve goals and objectives relevant to CEO and other executive officer compensation, evaluate the performance of the CEO and other executive officers in light of those goals and objectives and with appropriate input from other independent directors, determine and recommend to the Board for approval, the compensation levels for the CEO and other executive officers based on this evaluation with the deliberations and voting on the CEO’s compensation to be conducted without the CEO present.

As part of the annual review of the performance of the CEO and other executive officers, the Committee shall satisfy itself as to the integrity and values of the executive officers and the contribution of the executive officers in creating a positive culture throughout the organization and shall report those determinations to the Board.

D.       Appointment or Removal of the CEO and Other Executive Officers

The Committee shall assist the Board with the selection and appointment of the CEO and provide oversight to the appointment and termination of other executive officers of the Company.

The Committee shall consider and make recommendations to the Board in respect of the terms of the service/employment contracts of the CEO and other executive officers and any proposed changes to these contracts. The Committee shall also ensure that contractual terms on termination, and any payments made, are fair to the individual and the Company, that poor performance is not rewarded and that the duty to mitigate loss is fully recognized. The hiring or termination of employment of any executive officer by any representative of the Company other than the Board may be subject to review and approval by the Committee.

E.       Director Compensation

The Committee shall periodically evaluate and make recommendations to the Board with respect to appropriate forms and amounts of compensation for non-employee directors of the Company to ensure that it properly aligns the interests of directors with the long-term interests of the Company and shareholders and that it realistically reflects the responsibilities and risks involved in being an effective director of the Company.

F.       Equity-Based and Incentive Compensation Plans

The Committee shall administer the Company’s equity-based plans and management incentive compensation plans and make recommendations to the Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

G.       Position Description for the CEO

Together with the CEO, the Committee shall develop a clear position description for the CEO, delineating roles and responsibilities between the Board and the executive officers.

H.       Succession Planning

The Committee shall assist the Board in overseeing that succession planning programs are in place for the CEO and other executive officers. An annual succession planning review for the CEO and key executives will occur.

I.       Disclosure

The Committee shall review and discuss with management the Company’s proposed compensation disclosures and based on such review and discussion, make a recommendation to the Board as to such disclosures in annual reports, as applicable. The Committee shall produce an annual Committee report for inclusion in the Company’s annual report, in compliance with applicable rules and regulations.

J.       Insurance Coverage

The Committee shall review and establish appropriate insurance coverage for the directors and executive officers.

K.       Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

The Committee will receive and provide feedback on management reports on significant human resources initiatives, including but not limited to formal engagement surveys, employee training, etc.

6.       COMMITTEE ADMINISTRATIVE MATTERS

A.       Independent Advisers

The Committee shall in its sole discretion, appoint, retain or obtain the advice of compensation consultants, legal counsel or other advisers (“advisors”). The Committee shall have the sole authority and direct responsibility to approve such advisors’ fees and other retention terms, to oversee the work of and to terminate the services of such advisors, and the authority and responsibility to pay from Company funds reasonable compensation to such advisors, as determined by the Committee.

Before selecting or obtaining the advice of such firm or expert (other than in-house legal counsel), the Committee shall consider all factors relevant to the independence of such consultant, legal counsel or adviser from management, including the factors set forth in the NASDAQ listing standards then in effect and any other applicable laws, rules or regulations.

B.       Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

C.       Reports to Board

The Committee shall report periodically to the Board regarding Committee matters and/or the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

D.       Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

E.       Education and Orientation

Members of the Committee shall be provided with appropriate and timely training or information to enhance their understanding of industry compensation practices, compensation disclosure requirements and the compensation strategy applicable to the Company.

F.       Review of This Charter

The Committee shall review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval. The procedures outlined in this Charter are meant to serve as guidelines, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

G.       Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee’s performance.

7.       CHAIR DUTIES AND RESPONSIBILITIES

The Chair has the following duties and responsibilities:

(a)       Provide overall leadership to enhance the effectiveness of the Committee, including overseeing the structure, composition, membership and activities delegated to the Committee;

(b)       Chairing every meeting of the Committee and encouraging free and open discussion at the meetings. Encouraging Committee members to ask questions and express viewpoints during meetings;

(c)       Scheduling and setting the agenda for the Committee meetings with input from other Committee members, CEO and management, as appropriate, and ensuring that there is sufficient time during Committee meetings to fully discuss agenda items;

(d)       Facilitating the timely, accurate and proper flow of information to and from the Committee;

(e)       Arranging for management, external advisors and others to attend and present to the Committee, as appropriate;

(f)       Taking all other reasonable steps to ensure that the responsibilities and duties of the Committee are well understood by the Committee members and executed as effectively as possible;

(g)       Foster ethical and responsible decision-making by the Committee and its individual members;

(h)       As needed or appropriate, enable the Committee to meet in separate, regularly scheduled, non-management, closed sessions with, or without external advisors;

(i)       Following each meeting of the Committee report to the Board on the activities, findings and any recommendations of the Committee; and

(j)       Carry out such duties as may be reasonably requested by the Board.

This Charter was approved by the Board on June 21, 2021.